04054186

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME InBev NV/SA

*CURRENT ADDRESS Grand'Place 1

1000 Brussels

Belgium

**FORMER NAME Interbrew S.A./N.V.

**NEW ADDRESS ____________________

____

____

12-31-03

FILE NO. 82-5159 FISCAL YEAR ____2003____

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	X
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min

DATE: 01/05/05

File No. 82-5159

Interbrew

ANNUAL REPORT 2003

ARIS
12-31-03


BOOTUCH

Contents

Company Description

Interbrew is a publicly traded company (INTB – Euronext) based in Belgium. The company's origins date back to 1366, and today it is one of the leading global brewers. Interbrew's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting its consumers first.

Interbrew has a portfolio of more than 200 brands, including Beck's, Stella Artois, Leffe, Hoegaarden, Staropramen and Bass. It employs nearly 50,000 people, and runs operations in 21 countries across the Americas, Europe and Asia Pacific. In 2003, the company realized a net turnover of more than 7 billion euro.

Recently, Interbrew and Companhia de Bebidas das Américas (AmBev), the world's fifth-largest brewer, agreed to establish InterbrewAmBev, the world's premier brewer, with a global market share of 14%. This combination will have an unparalleled global platform, capturing the number one or number two position in twenty key beer markets – more than any other brewer. InterbrewAmBev will focus its activities on Beck's, Brahma* and Stella Artois, its three global flagship brands.

Registered Trademarks

Brahma is a registered trademark of Companhia de Bebidas das Américas (AmBev).
Budweiser is a registered trademark of Anheuser-Busch.
Castlemaine XXXX is a registered trademark of Castlemaine Perkins Pty Ltd.
Franziskaner is a registered trademark of Spaten-Franziskaner-Bräu KgaA.
Löwenbräu is a registered trademark of Löwenbräu AG.

THE FOLLOWING BRANDS ARE REGISTERED TRADEMARKS OF INTERBREW S.A. OR ONE OF ITS AFFILIATED COMPANIES:

Global and Multi-Country brands:
Beck's, Stella Artois, Hoegaarden, Leffe, Staropramen, Bass

Our other brands:
Alexander Keith's, Arcener, Astika, Atlas, Au Bureau, Bagbier, Baisha, Barbican, Bars & Co, Bavaria, Belgian Beer Café, Belle-Vue, Beowulf, Bergenbier, Bergenbräu, Bivaly, Black Label, Blue Star, Boddingtons, Boomerang, Borostyan, Borsodi, Bozicno Pivo, Branik, Breda Royal, Brewmaster, Brussels Café, Burgasko, Cafri, Campbell's, Caraiman, Cass, Cave à Bières, Chernigivske, Classe Royale, Club, Crystal, C.T.S. Scotch, De Neve, Diebels, Diekirch, Dimix, Dommelsch, Double Deer, D-Pils, Dutch Gold, Dyle, Elfde Gebod, English Ale, Flowers, GB Lager, Gilde, Gilde Ratskeller, Ginder Ale, Gold Label, Gouden Hoorn, Haake-Beck, Hasseröder, Heldenbrau, Hertog Jan, Hetman, Hopfen König Horse Ale, Hougaerdse Das, Huaxin, Issumer, Jack-Op, Jaeger, Janneke, Jelen Pivo, Jinling, Jinlongquan, Jockey Club, Julius, Jupiler, K, KK, Kaiser Pils, Kamenitza, Klinskoe, Kloster, Kokanee, Kootenay, Krüger, Labatt, Labatt Wildcat, La Becasse, Lindener Spezial, Loburg, Loyalhanna Pennsylvania Lager Lucky, Lutèce, Lüttje Lagen, Mackeson, Mestan, Mingzhou, Monastyrske, Mousel, Nashe, Nik, Niksicko, Ningbo, Nordic, Noroc, OB, Oland's, Old Mick's, Oranjeboom, Ostravar, Ozujsko Pivo, Palten, Permskoe Gubernskoe, Piedboeuf, Pikur, Pils Light, Pilsor, Piterskoe, Piyotr Veliky, Pleven, Premier, Putuoshan, Rallye, Rifey, Rock Bock, Rock Green Light, Rogan, Rolling Rock, Royal Dutch Post Horn, Safir, Santai, Schooner, Sernia, Sibirskaya Korona, Slavena, Sterling, St. Pauli Girl, Supra Pils, Taller, Tennent's, Three Horses, Tolstiak, Tomislav Pivo, Tradytsiyne, Trophy, Vega, Velvet, Verboden Vrucht, Veselyi Monakh, Vézelise, Vieux Temps, Viking, Vitamalz, Volzhanin, Vratislav, Whitbread, White Label, Wiel's Pils, Wilkenburger, Winchester, Wolters, Xuebao, Yali, Yantar, Yizhou, Zizhulin, Zolotoi kovsh

THE FOLLOWING BRANDS ARE REGISTERED TRADEMARKS OF OUR PARTNER FEMSA CERVEZA S.A. DE C.V.:
Bohemia, Carta Blanca, Dos Equis Ambar, Dos Equis Lager, Indio, Noche Buena, Sol, Superior, Tecate, Tecate Light

THE FOLLOWING BRANDS ARE REGISTERED TRADEMARKS OF OUR PARTNER CERVECERIA BUCANERO S.A.:
Bucanero, Cristal, Mayabe

THE FOLLOWING BRANDS ARE REGISTERED TRADEMARKS OF OUR PARTNER GUANGZHOU ZHUJIANG BREWERY COMPANY LIMITED:
Supra, Zhujiang Beer

THE FOLLOWING BRANDS ARE REGISTERED TRADEMARKS OF OUR PARTNER PIVOVARNA UNION:
Crni Baron, Fructal, Premium, UNI, Union, Union Pils, Union Radler

THE FOLLOWING BRANDS ARE REGISTERED TRADEMARKS OF OUR PARTNER DAMM S.A.:
Bock Damm, Damm Bier, Damm Lemon, Estrella Damm, RK Damm, Voll Damm, Xibeca Damm Classic

Key Figures[1]: Five-Year Review

Million euro, unless stated otherwise	2003	2002	2001	2000	Non IAS 1999
Net turnover	7,044	6,992	7,303	5,657	3,244
EBITDA	1,498	1,394	1,533	1,156	756
Profit from operations, pre restructuring charges	839	836	884	533	419
Profit from operations	839	728	884	533	419
Net profit from ordinary activities	505	467	537	271	230
Net profit	505	467	698	(964)	230
Earnings per share, before goodwill and restructuring[2] (euro)	1.45	1.51	1.44	1.04	0.82
Dividend per share (euro)	0.36	0.33	0.29	0.21	0.18
Pay out ratio (%)	30.8	26.2	25.8	33.1	25.6
Weighted average number of ordinary shares (million shares)	432	431	429	335	323
Fully diluted weighted average number of ordinary shares (million shares)	434	435	434	343	332
Share price high (euro)	23.2	34.5	37.5	38.1	N/A
Share price low (euro)	15.0	19.1	25.5	34.0	N/A
Year-end share price (euro)	21.2	22.5	30.75	37.12	N/A
Market capitalization	9,141	9,712	13,257	15,865	N/A
Return on invested capital (%), pre restructuring[3]	10.6	11.2	10.6	8.9	9.9
Return on invested capital (%)	10.6	10.2	10.6	8.9	9.9
Net CAPEX	595	510	488	425	231
Cash flow from operations	1,151	1,045	1,053	871	523
Cash interest coverage	7.6	6.8	5.4	2.8	4.1
Net financial debt	2,434	2,583	2,662	2,906	2,061
Debt equity ratio	0.52	0.55	0.55	0.71	1.34

[1] Refer to the Glossary for terminology.
[2] Adjusted for stock splits.
[3] The definition of ROIC has been changed (see Glossary) and consequently all previous years' figures have been restated.

Volume grew organically at 6.3%, more than triple the industry average

Our commitment in 2003 was to bring focus to and drive operational performance, resulting in strong volume growth. We are happy to report that we fulfilled that commitment. In 2003, Interbrew's organic volume growth exceeded that of the beer industry, and of most major Fast Moving Consumer Goods (FMCG) companies as well. Volume grew organically at 6.3%, more than triple the industry average, and share was up in most markets in which we compete, primarily due to the growth of our brands versus the competition. In addition, a good summer supported category growth in Western Europe.

Organic EBITDA (Earnings Before Interest Taxes Depreciation & Amortization) growth was also strong, up 7.2%, fueled by volume growth, mix improvement from accelerated growth of our global premium brands, and from the impact of innovation – new packages and products, particularly in Central and Eastern Europe. Interbrew has had a track record of consistent organic growth over the last few years, but what was different in 2003 was that EBITDA performance was primarily being driven by volume, which we view as more sustainable than in the past, when it was primarily being driven by pricing. Our EBITDA performance was also supported by improved operations and cost management – both areas of significant, increased focus in 2003.

There are numerous success stories underpinning the 2003 results. Stella Artois and Beck's, two of our global brands, grew, worldwide, by 7.3%. In the U.K., Stella Artois continued its double-digit growth rate, while Beck's outpaced all other major brands in volume and pricing growth in its home market of Germany, despite the impact of the deposit law enacted last year. Our overall results in Russia and Ukraine were outstanding, with volumes up over 25% versus 2002, on the back of numerous innovations, new packages, and new products. In addition to the turnaround in Russia, similar volume, share, and profit rebounds occurred in Bulgaria, where we took a leading market position, and in Romania, where we became the number two brewer in the country. Long-term market-share losses of the OB brand in South Korea, and the Labatt Blue brand in Canada, were stabilized in 2003.

Stella Artois and Beck's grew, worldwide, by

7.3%

Share was up in most markets in which we compete

Several new initiatives were also commercialized in our innovation platforms. In the U.S., we launched Rock Green Light, a low-carbohydrate beer which had a very positive initial response, selling over one million cases in less than three months; and in France, we launched Boomerang, a flavored malt beverage focused on young adults. Throughout most of Central and Eastern Europe we sold 6.8 million hectoliters in PET in 2003 – 3.9 million additional hectoliters versus 2002 – of which almost a million hectoliters was in our Q Pack® barrier-enhanced, monolayer, PET packaging. Each of the innovation initiatives are good examples of "seeding for the future;" initiatives which will bear fruit in the coming years.

In 2003, Interbrew built on the success of its other recent acquisitions – the KK Group in China and Gilde Group in Germany, which, through their integration into Interbrew, contributed solid growth capability – with a continued, targeted focus. Our transaction with Gabriel Sedlmayr Spaten-Franziskaner Bräu KGaA ("Spaten") in Germany, expected to conclude in 2004, will give us a leading position in the world's third-largest beer market, and builds on an already strong German organization. In China, we formed a partnership with the Lion Group, which together with our Zhujiang partnership makes us number three in that beer market[1], the world's largest, with a number one or top-three position in five key provinces. In Central Europe, where we have a longstanding, successful business operation, we have further consolidated our position by acquiring the Serbian brewery, Apatin, the largest in the country.

On March 3, 2004, in a groundbreaking transaction, Interbrew and Companhia de Bebidas das Américas (AmBev), the world's fifth-largest brewer, agreed to establish InterbrewAmBev, the world's premier brewer, with a global market share of 14%. This combination will have an unparalleled global platform, capturing the number one or number two position in twenty key beer markets – more than any other brewer. InterbrewAmBev will focus its activities on Beck's, Brahma® and Stella Artois, its three global flagship brands.

Challenges are an unavoidable part of any global business, and last year brought a strike at our Montreal brewery in Canada, which cost us 16 million euro, post tax. In the U.S., where beer consumption last year reached its lowest levels in over a decade, we experienced softness, along with the rest of the import market. Bass was further impacted by heavy stocking at the wholesaler level, which occurred just before Interbrew obtained its distribution rights in July. In addition, indecision and uncertainty concerning our platform for Beck's thwarted its growth. With the legal blocking issues now resolved, we are confident that Beck's North America will serve as a solid, sound platform for the brand. Both Beck's and Bass should realize greater potential in 2004, building on some encouraging consumer takeaway and momentum in the second half of 2003.

[1] As reported in the Guide to Our Business.


Volume(1) (in million hectoliters)
1999
56
2000
76
2001
97
2002
102
2003
120


Net turnover (in million euro)
1999
3,244
2000
5,657
2001
7,303
2002
6,992
2003
7,044


EBITDA (in million euro)
1999
756
2000
1,156
2001
1,533
2002
1,394
2003
1,498

Letter to Shareholders

We are pleased with the 11.1% organic growth of our profit from operations in 2003. That performance, however, was offset by the significant currency impact which affected our bottom line, particularly with regards to the pound sterling, the U.S. dollar, the Canadian dollar, the South Korean won, the Russian ruble and the Mexican peso. The strength of the euro against these currencies lowered their euro-profit contributions, and thus our earnings per share. Due to currency translations, our 2003 EPS was 1.45 euro, compared to our 2002 "as reported" EPS of 1.33 euro (1.51 euro, pre-restructuring). For the full year, however, our free cash flow – which is cash flow from operating activities minus net capital expenditures – rose to 556 million euro versus 535 million euro for 2002, up 3.9%.

Looking forward, we see upside potential in the global beverage business and the segments in which we compete. We want more than our fair share of that growth, and are convinced that capturing it will require different solutions than those which have captured value in the past. As a consequence, we have established a new, compelling and single-minded vision for the company – creating enduring bonds with consumers by providing brands and experiences that bring people together – and have put in place the strategies and action plans to achieve that vision.

Consumers come first at Interbrew, and we want our brands to become integral parts of consumers' lives. We will realize our vision through a superior portfolio of global and domestic brands, by leveraging the power of our global reach and local relationships, and by focusing and aligning the entire company on the future drivers of value in the industry.

The key strategic pillars which support our way forward are first, winning with consumers via our winning brand portfolio; second, winning at the "point of connection" with superior sales, merchandising and distribution capabilities; third, developing world-class efficiency and operating productivity; fourth, strengthening positions in existing markets, and ensuring exposure to high-growth markets with targeted external growth.

Free cash flow rose to

556

million euro


Ožujsko
Pivo
Dobrodošli
u Zagreb!


Ožujsko
Pivo

Innovation is going to play a significant role in our future, just as it has in our past

Underpinning the strategic pillars are our leadership behaviors, our people, and our core values. As we continue to come together to share knowledge across borders, functions and brands, we plan to achieve success through these core values: consumers come first; teamwork; quality in all we do and how we do it, from the very beginning of the brewing process right through to the consumer; commitment to our people: respecting, trusting and developing them so we have the "world's best," and putting the most talented in the most critical areas to leverage their expertise; and differentiation through innovation across all elements of our business, by seeking opportunities and acting on them decisively.

Innovation is going to play a significant role in our future, just as it has in our past. It is not just about product or packaging innovation, it is about innovation in all we do, across all areas of Interbrew. It is about thinking outside the box in terms of our brands, breweries and business. We will demonstrate discipline in innovation, through rigorous monitoring and follow-through, as we make clear choices and focus on those opportunities with the greatest possibility for success.

We are also committed to building our business in a socially responsible and sustainable manner: in terms of our customers, by keeping their interests first; in terms of our people, by recognizing diversity and equal opportunity; and in terms of quality, by remaining environmentally sensitive, while providing consistently high-quality, safe products and services.

Interbrew's new senior management team, the Executive Board of Management, is dedicated to providing leadership to achieve Interbrew's vision. Everyone at Interbrew is aligning with one clear focus, the consumer, who is at the center of everything we want to do and be. On average, over the next five years, that focus should lead to continued superior performance versus the industry, as measured by volume growth double the industry average; category-leading revenue enhancement which will contribute at least an additional 1% above volume growth; and top-tier operating efficiency which will also contribute a further 1% in profitability, year on year.

Pierre Jean Everaert
Chairman of the Board

John F. Brock
Chief Executive Officer





Guide to Our Brands

Global Premium Brands

Setting the standard of 'Supreme Quality and Worth', Stella Artois has grown to become the World's No. 5 international premium lager.

Sold in over 120 countries, Beck's is the No. 1 international premium lager from the country synonymous with beer - Germany.

Global Specialty Brands

While sharing a Leffe, the world's leading abbey beer, consumers savor true moments of indulgence.

Based on centuries of brewing expertise, Hoegaarden, a naturally refreshing beer, continues to redefine beer for consumers around the world.

Multi-Country Brands

The legendary status of Bass is symbolized by its iconic red triangle, the first registered trademark in the United Kingdom.

Staropramen, the pride of Prague, continues to appeal to consumers' search for true authenticity.


©Maps in Minutes™ (2004)

KEY

Countries where Interbrew has a subsidiary, joint venture or minority shareholding

Countries where Interbrew has a license agreement

Countries where Interbrew beers are distributed

THE AMERICAS



ASIA PACIFIC

WESTERN EUROPE

CENTRAL EUROPE

EASTERN EUROPE

* Brewed under license

** Registered brands owned by our partners (see inside cover)

Guide to Our Business

	Volumes all products (million Hl)	Market position	Market share	Number of breweries	Trading names	Participating interest
The Americas	**23.6**					
Canada	9.7	No.2	43.0%	8	Labatt Brewing Company	100.0%
Cuba	0.8	No.2	34.7%	1	Bucanero	50.0%
U.S.A.	6.3	No.3[1]	14.2%[2]	1	Labatt USA	70.0%
					Beck's North America	100.0%
Mexico[10]	6.8				Femsa Cerveza[10]	30.0%
Western Europe	**40.8**					
Belgium	6.5	No.1	56.2%	4	Interbrew Belgium	100.0%
France	2.5	No.3	9.1%	0	Interbrew France	100.0%
Luxembourg	0.2	No.1	41.4%	1	Brasseries de Luxembourg	
					Mousel-Diekirch S.A.	93.7%
Netherlands	2.7	No.2	15.4%	3	Interbrew Nederland	100.0%
U.K.[3]	13.9	No.3	19.3%	5	Interbrew U.K.	100.0%
					Tennent Caledonian Breweries	100.0%
Germany[5][14]	10.2[4]	No.3	7.3%	5	Interbrew Deutschland	100.0%
					Gilde Brauerei	100.0%
Italy	1.0	No.4	6.1%	0	Beck's Italia	100.0%
Spain[12]	0.6				Damm[10]	12.3%
Export/Licenses as handled by Western European affiliates	3.2	-	-	-		
Central & Eastern Europe	**30.4**					
Bosnia-Herzegovina	0.1	No.4	8.9%	1	Uniline	59.2%
Bulgaria	1.1	No.2	26.9%	3	Kamenitza	85.0%
Croatia	1.7	No.1	44.9%	1	Zagrebacka Pivovara	71.9%
Czech Republic	2.6	No.2	14.2%	3	Pivovary Staropramen	99.6%
Hungary	2.3	No.3	30.8%	1	Borsodi Sorgyar	98.6%
Serbia-Montenegro[11]	2.7	No.1	48.0%	2	Trebjesa	72.7%
					Apatin	87.4%
Romania	2.0	No.2	15.4%	3	Interbrew Romania	96.6%
					Interbrew Efes Brewery	50.0%
Slovenia[10]	0.4				Union[10]	41.2%
Russia	10.8	No.2	14.5%	9	SUN Interbrew	73.6%
Ukraine	6.5	No.1	34.3%	3	SUN Interbrew	73.6%
Asia Pacific	**22.9**					
China	15.2	No.3[7]	9.0%[7]	14	Interbrew China	100.0%
					Zhujiang[10]	24.0%
South Korea	7.7	No.2	42.3%	3	Oriental Brewery	95.0%[13]
Global Exports/Licenses[8]	**2.2**	-	-	-	-	-

[1] Within segment "Imports."
[2] Within segment "Imported and Domestic Specialties."
[3] Excludes Beck's U.K. volumes.
[4] Volume number includes Soft-Drinks Germany.
[5] Including Spaten/Franziskaner, market share is 10.1% and 2nd ranking position.
[6] Registered brands owned by our partners.
[7] Zhujiang counted for 100%.
[8] Sales under responsibility of the central International department; including European volumes; including Beck's U.K.
[9] Brewed under license.
[10] Minority stake.

Global brands	Main local brands
Stella Artois, Beck's, Leffe, Hoegaarden, Staropramen, Bass	Labatt Blue, Labatt Blue Light, Kokanee, Alexander Keith's, Labatt Wildcat, Boomerang, Budweiser[9]
Beck's	Cristal[6], Bucanero[6]
Stella Artois, Beck's, Leffe, Hoegaarden, Staropramen, Bass	Rolling Rock, Labatt Blue, Labatt Blue Light, Sol[6], Dos Equis[6], Tecate[6]
	Carta Blanca[6], Dos Equis[6], Noche Buena[6], Sol[6], Superior[6], Tecate[6]
Stella Artois, Beck's, Leffe, Hoegaarden, Bass	Jupiler, Belle-Vue
Stella Artois, Beck's, Leffe, Hoegaarden, Bass	Loburg
Stella Artois, Beck's, Leffe, Hoegaarden	Diekirch, Mousel
Stella Artois, Beck's, Leffe, Hoegaarden	Dommelsch, Oranjeboom, Hertog Jan
Stella Artois, Beck's, Leffe, Hoegaarden, Staropramen, Bass	Tennent's, Boddingtons, Whitbread
Beck's, Hoegaarden, Staropramen	Hasseröder, Diebels, Dimix, Haake-Beck, Gilde, Wolters
Stella Artois, Beck's, Leffe, Hoegaarden, Staropramen, Bass	Tennent's
	Estrella Damm[6], Xibeca Damm Classic[6]
Stella Artois, Beck's	Ozujsko
Stella Artois, Beck's, Leffe, Hoegaarden	Kamenitza, Astika, Burgasko, Pleven
Stella Artois, Beck's, Leffe, Hoegaarden	Ozujsko, Izzy
Stella Artois, Beck's, Leffe, Hoegaarden, Staropramen	Branik, Ostravar, Velvet, Kelt[9], Mestan
Stella Artois, Beck's, Leffe, Hoegaarden, Staropramen	Borsodi, Holsten[9]
Stella Artois, Beck's, Staropramen	Niksicko, Jelen
Stella Artois, Beck's, Leffe, Hoegaarden	Bergenbier, Noroc, Hopfen König
	Union[6], Fructal[6]
Stella Artois, Beck's, Staropramen	Klinskoe, Tolstiak, Sibirskaya Korona, Bagbier, Volzhanin
Stella Artois, Beck's	Chernigivske, Taller, Yantar, Rogan
Beck's	Jinling, KK, Double Deer, Jinlongquan, Baisha, Santai, Zhujiang[6], Supra[6], Zhujiang Fresh[6]
Beck's, Leffe	OB, Cass, Cass Free, Budweiser[9]
Stella Artois, Beck's, Leffe, Hoegaarden, Staropramen, Bass	

[11] Includes full year volumes Apatin.
[12] Direct handled sales by own Interbrew team included in "Global Exports."
[13] Participating interest increased from 50% to 95% pursuant to exercise of option on Jan 7, 2004.
[14] Closing of the partnership Spaten/Franziskaner is still subject to shareholders approval and is expected to occur in the second half of 2004.



2003 Drivers of Success







ANNO 1366
STELLA ARTOIS







2003 Drivers of Success


СИБИРСКАЯ КОРОНА
ПИВО
ПАК

2003 represented the start of Interbrew coming together, as the company aligned to drive superior growth and performance. At a time when most FMCG companies are struggling to achieve growth, Interbrew in 2003 accelerated its growth through several different drivers: reinvesting in its superior portfolio of brands; winning at the point of connection; increasing its efficiency and operating productivity; pursuing targeted Mergers & Acquisitions and partnerships; and differentiating through innovation. In all areas, we strive to put our consumers first, which allowed us to deliver organic growth superior to the rest of the market.

Brands

Interbrew's strong organic volume growth in 2003 can be attributed not only to operational excellence, but also to the strengthening of its domestic core lager brands, which were responsible for Interbrew growing market share in most markets where we compete. Specifically, a big turnaround for Interbrew occurred in Russia, which we also achieved in Bulgaria and Romania as well. The premium Russian brand, Sibirskaya Korona, and the core brand, Klinskoe, are now in Pivopak®, our exclusive, barrier-enhanced, monolayer, PET packaging. In Russia, more than 30% of sales have been achieved on the back of product and packaging innovations, and in Europe, overall, Interbrew sold nearly four million additional hectoliters of beer in PET in 2003.

In Ukraine, Interbrew strengthened its market leadership position, led by the growth of Chernigivske. Three years ago, the brand had only a 7.5% market share. In 2003, the brand reached a market share of 16.8%, and during this three-year period it has added an average of nearly 500,000 hectoliters per year to its base. Chernigivske won numerous product-quality and advertising awards, and was supported with successful sponsorships by the Klitschko brothers, top heavyweight boxing contenders, as well as by the Ukrainian Independence celebrations. Chernigivske Bile, its white beer extension brand, not only was voted the best-tasting white beer in that category in Ukraine, but also contributed more than half a million hectoliters to 2003 sales figures.

Sibirskaya Korona, up

50.3%





In all areas, we strive to put our consumers first, which allowed us to deliver organic growth far superior to the rest of the market

In South Korea, OB showed resilience, and together with Cass, halted a long-term share decline of our South Korean business. OB was relaunched in April with a completely new go-to-market approach. Even the brand name was changed, from OB lager back to OB. A new, more refreshing liquid was also developed, with rice in the recipe, which, in blind tests, proved to be a significant winner versus the competition. In addition to Q Pack®, the first instance in Asia of this barrier-enhanced, monolayer, PET packaging, other new packaging with refreshment graphics was launched, along with a repositioning of the brand, which builds on the Korean insight of true fellowship. A whole host of innovative initiatives were taken, including a new OB song, SMS mobile-phone promotion, cooler packs for extra displays, as well as a revamped sales force and new merchandising strategy. Since the relaunch, all of this has resulted in market-share stabilization in South Korea for the entire Interbrew portfolio for the first time in many years.

In Central Europe, Interbrew had several success stories in 2003, including Kamenitza in Bulgaria, which became the leading brand, up 59.5%, and Bergenbier in Romania, up 31.0%, also becoming the leading brand in that market.

Tennent's, in Scotland, consolidated its leadership position in the lager segment, growing its market share to 42.3%. Despite the entry of a major U.K. competitor into the market, the brand was able to increase its affinity with highly loyal Scottish consumers, thanks to the continuation of its successful advertising and promotional campaign.

In Canada, Alexander Keith's, a premium specialty beer, continued its rapid growth, as it expanded its successful advertising platform, promotional initiatives, and effective sales-force focus across Canada. Its growth complemented that of other specialty beers and imports, including Stella Artois, which grew over 48% in 2003.

OB®
오비맥주





2003 Drivers of Success

Interbrew's focus in 2003 was to "seed for the future"

Interbrew's core domestic brands are also complemented by a few select, but powerful, long-term license brands: notably Budweiser® and the range of other Anheuser Busch brands in Canada and South Korea, as well as Castlemaine XXXX® in the U.K. In 2003, these brands performed very well, selling nearly four million hectoliters. They provide a good fit with the rest of Interbrew's global and domestic portfolio, carving out important domains with local consumers, and represent important, healthy and successful partnerships.

Other examples of strong performances include Hasseröder, up 2.4% in Germany's declining market; Jupiler, which is the most popular mainstream beer in Belgium, up 2.0%; and in Russia, Klinskoe, up 13.5%, Sibirskaya Korona, up 50.3%, and Tolstiak, up 35.9%.

In addition to significantly strengthening its domestic core lager brands, Interbrew made major progress in accelerating the growth and availability of its global brands. Beck's and Stella Artois outpaced competitive global brands, growing much faster than the beer-industry average. Stella Artois is now the 5th-largest international beer brand, as well as the fastest-growing, and Beck's, which débuted in a total of thirteen new countries, moved up to the position of 10th-largest international brand.

Beck's performed particularly well in Germany, its home market, on the back of strong volume growth, and continued revenue and pricing acceleration. Beck's Gold, a lighter, clear-bottled version of the original, also did well, and was voted Germany's number one new brand of the year. In Australia and New Zealand, Beck's grew by double-digit percentages, as it did in Italy, its number two market. Beck's is now being brewed locally in Ukraine, and that brewery is supplying both the Ukrainian and Russian markets. In Romania, Beck's was launched in May, and by year's end had sold almost 100,000 hectoliters.

In the U.S., the growth of Beck's was held back by not having a proper platform from which to operate. Interbrew was legally blocked from integrating the brand into Labatt USA, and the ripple effects from this negatively impacted the brand's performance. Beck's North America is now a standalone company, however, and the brand was relaunched in April, part of a totally new contemporary positioning, marked by a range of integrated sales and marketing initiatives. During the second half of the year, with a refocused management team, Beck's began to show clear signs of improved performance, resulting from increased demand at the consumer's point of connection.


РОГАНЬ


КЛИНСКОЕ

Stella Artois posted double-digit volume growth in the U.K., which is remarkable, considering it is nearly a six-million hectoliter brand in a market which recently has had either limited or no growth. As the country's preeminent premier lager, Stella Artois is in 39% of the U.K.'s on-trade outlets; and, in the off-trade, it is the number one beer brand in terms of net turnover, with almost 100% distribution. Stella Artois also received numerous awards in the U.K. for its advertising campaigns. In Russia, it grew by 114%, while in the U.S. it grew by 52.7%, and is now the fastest-growing beer brand of the top 50 imported brands in that country.

Interbrew's focus in 2003, in addition to achieving organic volume growth, was on implementing a number of initiatives, in order to "seed for the future." Only by developing new products, by actively marketing existing brands, and by appealing to current consumer desires and demands in today's market, can Interbrew hope to realize profits down the road. One example of this was the expansion of Leffe and Hoegaarden as truly global specialty brands. Interbrew rolled out in 2003 a number of worldwide advertising, marketing, and packaging campaigns designed specifically to support Leffe and Hoegaarden. As a consequence, the two brands now have a solid, global infrastructure to drive their future growth, and are being sold in over sixty geographies worldwide. In France, The Netherlands, and the U.K., where they were instrumental in the creation of the specialty segment, Leffe and Hoegaarden continued to show healthy growth.

During the past few years, Hoegaarden has been winning over consumers with its classic, white-beer formula. As part of its recent focus on innovation, Interbrew has added to Hoegaarden's taste portfolio the Hoegaarden cocktail. To make the three versions of the cocktail – Tropical, Agrume and Citrus – we start with the traditional white beer, and then mix it with a specially developed blend of fruity tastes which appeal to younger, adult consumers.


ДРАГОЦЕННЫЙ
ВКУС
СИБИРСКА
КОРОНА
Рубиновое


ТО, ЧТО НАДО
МУЖИКИ!
1
ЛИТР

2003 Drivers of Success

Everywhere you look today, globally, you can find examples of innovation at Interbrew

Bass, one of our two multi-country brands, has been in a transition year, as Interbrew only acquired its distribution rights in the U.S. at the end of June. In addition to this, the company from whom we acquired the rights to Bass heavily loaded the brand into the wholesalers' distribution network just before they passed the rights over to us. With its integration into our U.S. organization, however, Bass gives Interbrew one of the top international premium import brands in that market, and occupies a unique role in our portfolio.

2003 was a year of continued expansion for Staropramen, Interbrew's other multi-country brand, as it demonstrated solid growth in Sweden, up 40.4%; in the U.K., up 28.4%; and in Russia, up 46.1%. Staropramen was also launched in Canada last year, where it has been met by an enthusiastic response. In its home market, the Czech Republic, the brand was up 6.8%.

Point of Connection

In 2003, we intensified our focus on winning at the point of connection: the moment when consumers ultimately choose to purchase or consume our brands. It is at this critical moment that we intend to maximize visibility, activate demand, and create an experience with our brands. The point-of-connection focus for Interbrew entails building sales and merchandising capabilities, achieving preferred supplier partnerships with customers, implementing occasion-based marketing by channel, and customizing our route to market. The goal is to optimize efficiency and meet the needs of our consumers and customers.

Worldwide, Interbrew is upgrading its sales and merchandising capabilities through its Sales Academy. Eventually, everyone in Sales in the company will pass through the programs. We now have over 35 best-practice training modules developed for selling, for category management, and for key-account management. In Italy, Interbrew established and trained its own off-trade sales force, giving it the ability to activate its brands better than ever in that country. In Germany, the integration of the Gilde Group sales force and the Beck's sales force is almost complete, which means the route to market for Interbrew's entire portfolio will become more efficient.


ROCK
Green Light





Worldwide, Interbrew is upgrading its sales and merchandising capabilities through its Sales Academy

In Europe, we focused on developing new channels and moments of consumption. Specifically, in Belgium, a campaign was initiated to market Jupiler, Stella Artois and Hoegaarden in several new outlets, including video-CD rental stores and do-it-yourself handyman stores. These stores are typically frequented by beer drinkers, and provide links to occasions for increased consumption of our brands. We focused on getting as many refrigerators and communication materials as possible into the stores, and the result has been an increase of hundreds of new outlets for Interbrew's brands, offering the consumer a wider range of choice, while developing strong volume growth through these new channels. Similar cold-drink equipment programs, channel expansions, and occasion activations were rolled out in Central and Eastern Europe, contributing to good volume and share performance.

In the U.K., Interbrew targeted new customers, and, in the end, created new channels, as chain stores agreed to put Stella Artois in all of their outlets. One of the real keys to our success in this endeavor was our speed to market. Interbrew also completed the successful outsourcing of its U.K. secondary distribution, transferring 1500 people to TradeTeam, which is run by Excel, making our route to market that much more efficient. This outsourcing allows Interbrew greater access to the U.K.'s pub network at a cheaper price and a faster pace.

Our wholesaler network has always played a critical role for Interbrew. In 2003, we focused on the best way to form partnerships with our wholesalers in Central Europe, and on how to make those partnerships work more efficiently. For example, in Croatia and Hungary, the Distribution Excellence project has helped improve our overall route to market. By taking our partnerships to the next level of efficiency, Interbrew can further strengthen its position with customers and consumers.





2003 Drivers of Success

Efficiency

Currently, Interbrew has 75 breweries worldwide which produce almost 100 million hectoliters of beer. As part of its long-term efficiency initiative – seeding for the future – the company is in the process of optimizing its network of breweries. For example, as trade barriers are reduced around the world, Interbrew will have the opportunity to revisit its supply-chain strategy to take advantage of potential production and distribution efficiencies.

Interbrew fully recognizes the importance of efficiency, and in 2003 specific steps were taken in this area. In the Czech Republic, pilots for building business intelligence were organized, and functional specialists drove several technical workshops organized around sharing best practices and knowledge, as well as around improving productivity levels and leveraging procurement. This kind of teamwork has allowed the improvement process to move quickly.

Interbrew has also made other major strides in procurement in terms of innovation and cost efficiency. Working together, our Procurement and Marketing departments have transformed the way Interbrew buys all its glassware, implementing long-term contracts with suppliers to ensure access to an online menu of glass shapes, and to improve overall logistics. Interbrew is currently in the process of reducing the number of styles of glassware in the on-trade channel from 400 to 100, which will result in significant savings. We are also using e-auctions for purchasing, which take advantage of the internet's broad reach to help find the best suppliers for the right products.

In the U.S., Latrobe Brewery became the first brewery in North America to be certified in the food safety program, Hazardous Analysis of Critical Control Points (HACCP), achieving a Silver rating. The HACCP program requires recertification on an annual basis, and in September 2003 the brewery was recertified, improving its rating to "Gold."





Working together, our Procurement and Marketing departments have transformed the way Interbrew buys all its glassware

In Canada, we settled a strike at our Labatt Brewery in Montreal at a cost of 16 million euro, post tax. Although the strike was costly, we achieved our objectives and now have the right kind of contract for future flexibility. The closure of the Breda plant in The Netherlands is on schedule, and has had the full cooperation of the unions. The downsizing of the Boddingtons Brewery in the U.K. has also been implemented. These examples point to Interbrew's continued focus on optimizing its brewery networks and its productivity around the world, as it gains critical mass in the global marketplace.

In other areas, cost efficiency in marketing was achieved by moving to two global media partners, reducing the number of creative agencies and using more focused advertising. Marketing, together with Procurement, was able to build the basis for improved media results and lower total media agency fees. This was accomplished through the implementation of a global media-centralization project, which led to the appointment of two global media partners. On the creative side, Interbrew has gone from twenty-seven creative agencies for global brands to six. This will ensure top-class and worldwide creative support for each of the global brands and more focused advertising.

Targeted external growth, M&A and partnerships

One of the real success stories for Interbrew in 2003 was its transaction with the German brewer, Gabriel Sedlmayr Spaten-Franziskaner Bräu KGaA ("Spaten"), whose brands include Franziskaner®, the fastest-growing Weissbier in Germany, Löwenbräu®, and several other important Bavarian brands. This transaction, which is subject to shareholders' approval and is expected to be finalized in 2004, will result in Interbrew taking a leading position in Germany, Europe's largest beer market, and the third-largest beer market in the world.

Headquartered in Munich and tracing its origins back to 1363, Spaten is the leading brewer in Bavaria. Spaten gives Interbrew strong representation in the six key segments of the German beer market: national premium lagers, national specialties, national core lagers, regional core lagers, regional specialties, and beer-mix. There are many potential synergies to be developed between Beck's, Gilde, Diebels, and Spaten: in the south of the country, Spaten offers an extensive distribution network for all Beck's and Gilde's brands; and, in the north, Franziskaner® will have new routes to market through Interbrew's existing network.




Das gildet nicht


Das GilDet
DAS KÜHLE GOLD

2003 Drivers of Success

As the world's largest beer market, China represents enormous opportunities for Interbrew

As the world's largest beer market, China represents enormous opportunities for Interbrew, and the company continues to grow through strong local brands, Double Deer, Zhujiang, Jinlongquan, KK and Jinling, and through local management, supported by highly experienced specialists. The acquisition of a 70% stake in the KK Group closed in April 2003. The KK Group, located in the city of Ningbo, is a leading brewer in the province of Zhejiang, and the acquisition reinforces Interbrew's commitment to play a major role in the consolidation of the beer market in China's Yangtze Delta region.

Together with its stake in the KK Group, and our existing Zhujiang partnership, Interbrew's partnership with the Malaysian Lion Group, which closed in the first quarter of 2004, has brought us to the number three position in China[2], and the number one position in three key provinces, Guangdong, Zhejiang, and Hubei, which together have a population of more than 185 million inhabitants. Interbrew also now holds a top-three position in Hunan province and Jiangsu province, and a lesser presence in Shandong province. Guangdong, Zhejiang, and Jiangsu are all situated in the prosperous southeastern coastal region of China and have demonstrated strong Gross Domestic Product (GDP) growth.

The acquisition by Sun Interbrew in August of the Russian brewery, Kombinat Napitkov, in the Republic of Chuvashia – the ninth Russian production site to come under management of our partnership – signifies the continued successful cooperation and strong working relationship we have with Sun Interbrew. The brewery, one of the most modern in Russia, provides additional capacity for future growth requirements, and will produce the premium brands, Stella Artois and Staropramen, as well as the Klinskoe premium varieties, Redkoe and Klinskoe Samurai.

In Serbia-Montenegro, Interbrew strengthened its position in southeastern Europe when it acquired Apatin brewery, which is the largest brewer in the region and the undisputed leader in the Serbian beer market. Established in 1756, Apatin has a long tradition of brewing the highest quality beer, and it has two leading brands, Jelen Pivo and Pils Light. It is situated in the most prosperous region of Serbia, and provides Interbrew not only with a very modern brewery, but also with an excellent distribution network. As stability is returning to this region, Interbrew looks to realize the excellent potential for organic volume growth.

[2] As reported in the Guide to Our Business.


Ein schöner Tag



Innovation

Interbrew strives for breakthrough results from innovation throughout all aspects of its business to widen the gap versus competition. A good example of brand innovation and seeding for the future came in France, where Boomerang, a malt-based, lemon-flavored drink was launched, adding strength to Interbrew's overall portfolio and a new segment to the beer market – malternatives. Boomerang received the Saveur de l'année 2004 in the category of malternative drinks; Innovation of the Year, awarded by L.S.A., the French off-trade magazine, for its refreshing taste, modern design, and reasonable price; and the best marketing idea in 2003, by Stratégie, a French marketing and media magazine.

In the U.S., Rock Green Light was introduced, as only the second low-carbohydrate beer to market. In line with Interbrew's consumer-centric focus, the new brand tapped into rapidly growing consumer interest in low-carbohydrate products, having less than 2.4 grams of carbohydrates and less than 83 calories. Rock Green Light, which replaced Rock Light, is positioned as delivering true beer taste in a low-carbohydrate liquid. To take timely advantage of the growth opportunity, Rock Green Light was also very quick to market. It was initiated in May and launched at the end of September, with both liquid- and packaging-development processes running in parallel.

Convenience for the consumer came in the form of new bonus cans, crates and cooler bags, in addition to our barrier-enhanced, monolayer, PET: Pivopak® and Q Pack®.

These new PET bottles are lightweight, unbreakable, and provide a longer shelf life than normal PET. And because they are lighter, retailers can stock PET bottles just about anywhere they want, increasing the number of points of connection with our consumers.

Pivopak® in Eastern Europe, and Q Pack® in both Central Europe and South Korea, have had a significant impact on Interbrew's global organic volume growth, while seamless teamwork between the Technical and Marketing departments has been instrumental in the success of its rollout. In Russia, many sizes and varieties of Pivopak® were shipped to market, where beer in Pivopak® now represents 7.2% of our total volume sold. Furthermore, 42.5% of the mix of our overall business there is sold in all types of PET, up from only 22.5% in 2002. Total volumes sold in PET in 2003 were approximately 6.8 million hectoliters, of which 4.6 million were in Russia, and 1.7 million in Ukraine.

In Bulgaria, Kamenitza sales in Q Pack® represented more than 215,000 hectoliters, and overall innovation in Central Europe has led to approximately 900,000 hectoliters of additional volumes sold in 2003. With its introduction into South Korea at the end of the year, Q Pack® becomes the first instance of barrier-enhanced, monolayer, PET beer packaging in the Asia-Pacific region. Q Pack®'s impact on volume growth of the OB core lager is already being felt, as it is allowing Interbrew to build a distribution network in smaller outlets such as convenience stores.


КЛИНСКОЕ

Klinskoe up

13.5%

2003 Drivers of Success



Developing our people

At Interbrew we firmly believe in creating Learning & Development opportunities for our employees – for their benefit and the company's benefit as well. Our focus is to provide these opportunities through a variety of job-based initiatives; for example, through project work, a new job, line-manager coaching, or broadening the scope of someone's job.

Our company's progression over the years has created these opportunities for many employees through international assignments, integration projects, M&A projects, and change-management initiatives. In addition, Interbrew also recognizes the need to provide some structured learning programs for developing technical and leadership skills. These are generally provided locally for employees, in line with the local business needs. However, there are two specific programs which are delivered globally to meet our increasing global interests.

The Global Leadership Program, aimed at existing leaders in our business, brings together country General Managers and functional Vice Presidents from all over the world to share their experiences, learn from each other and build our Interbrew Global Culture. Now in its fourth year, the Program is designed to run over a period of two years per course, with groups of twenty-five leaders coming together for one week, every six months, in a different part of the Interbrew world.

The Insead Wharton Global Program is focused on developing our talented future leaders and brings together forty employees, worldwide, for two weeks at Insead in France. This is followed six months later by two weeks at the Wharton Business School in the U.S. Now in its third year, this customized program provides development in both strategic management and leadership practices.

Both these Global Programs are sponsored by the Executive Board of Management, which plays an active role in the participant-selection process and in the delivery of the content, thus ensuring that the learning gets transferred into the Interbrew business. As we move into 2004, we will be assessing the need for further global programs to support the business.

At Interbrew we firmly believe in creating Learning & Development opportunities for our employees

Finance

Corporate Finance's ongoing objective is to contribute to the best combination of growth, profitability, risk management, and cash generation. With that perspective, Corporate Finance monitors and challenges the company's performance through planning and controlling; provides information both internally and externally; supports local operations and other corporate functions; and optimizes the cost, source and use of funds, as well as the various risks the company is facing.

At the end of 2001, Interbrew initiated a more integrated management approach which focuses on the value drivers of our business. This approach also focuses on well-defined and efficient processes which follow up on our current performance and, more importantly, on our future growth potential. During 2002, the approach was in its experimental phase; in 2003 we have fully implemented the operational phase, which allows us to monitor our operations and challenge the way we run our business.

Interbrew's financial risk-management procedures prescribe a regular review by senior finance management and the Audit Committee of the Group's debt composition and maturity profile. For 2003, Interbrew set itself the goal to diversify the sources of funding and to extend its debt-maturity profile. In light of these objectives, the U.S. private placement market turned out to offer the best relative value. On October 22nd, Interbrew issued USD 850 million of 6-, 7- and 10-year Senior Unsecured Notes with a group of 20 international insurance companies. Investor demand for the issue exceeded USD 1.3 billion, and the original issue size of USD 250 million was increased to USD 850 million, in response to the overwhelming demand.







Corporate Social Responsibility



Interbrew is firmly committed to conducting all of its business activities in a socially responsible manner, while ensuring the occupational health and safety of our employees, as well as the protection of its external stakeholders and the environment. These aspects of Corporate Social Responsibility (CSR) are among the highest priorities for Interbrew, and are integrated into all workplace activities and business decisions.

Interbrew's production sites, in line with its global strategy, are responsible for implementing Interbrew's Environment, Health & Safety (EH&S) policy, in order to improve overall performance. According to the policy, its organizations must adhere to operational standards and EH&S management systems based on international norms (equivalent to ISO 14001/OHSAS 18001). These systems secure an autonomous process of continuous improvement at the sites. For sites that require assistance in the implementation of the management-system requirements, Interbrew offers a customized program.

In November 2003, the Latrobe Brewery in the U.S. became the first brewery at Interbrew to achieve certification from outside auditors, Lloyd's Register, by successfully meeting Interbrew's EH&S requirements. The implementation of the strategy at other production sites will be audited by Lloyd's at the beginning of 2004. Some production sites will have their EH&S management systems certified externally. By the end of 2003, twelve brewery sites had achieved certification, based on the ISO 14001 norm, and eight sites had achieved external certification of their health & safety management systems (OHSAS 18001 or ISRS norm).

Interbrew recognizes that there are other aspects of CSR which it needs to address, and the company is determined to develop a comprehensive approach. Last year we tackled one critical aspect, our social responsibility concerning the consumption of alcohol. As responsible brewers, Interbrew wants to ensure that its beer marketing is directed only at those above the legal drinking age, and is carried out with sufficient regard, so as not to encourage excessive or irresponsible consumption. As a result, the company developed The Interbrew Code of







Interbrew is firmly committed to conducting all of its business activities in a socially responsible manner

Communication and Marketing Standards to provide general principles and guidance in this area. The Interbrew Code is mandatory for our operations and will ensure that throughout our global organization we conform to the same high standards of responsible marketing practices.

The code applies to all forms of brand marketing or commercial communications, including advertising, sponsorship, outdoor events, promotions (on-premise and off-premise), web-site content, relationship marketing, consumer-related public relations, packaging, and labeling claims for all Interbrew beer brands above 0.5% Alcohol By Volume (ABV).

Looking forward, Interbrew is considering a number of possible initiatives, including the preparation of a performance report, based on key EH&S performance indicators. This report would be based on the guidelines of the Global Report Initiative, an independent institution, and would be available to the public via the internet. It would cover Interbrew's EH&S strategy, provide an overview of our structure and operations, and would track ongoing Key Performance Indicators.

In addition, in order to make further progress and to move beyond the field of EH&S, Interbrew is looking at membership in international organizations dedicated to implementing best practices in all areas of CSR. We are fully aware of the consequences this will have on the way we operate, and we commit ourselves to a high degree of transparency, and to maintaining an open dialogue with Society.

Interbrew understands the importance and relevance of CSR in today's global environment, and accepts every facet of our social responsibility. In the Annual Report 2004 we will report on our progress in all areas.



K'S
BECK






Corporate Governance



Leffe.







Hoegaarden


Hoegaarden

Corporate Governance

The Corporate Governance rules established by the Interbrew Board of Directors support our business ambitions. They ensure that the company is effectively run and properly controlled. Without limiting vision or hampering swift action, the rules establish a framework of best practices, a way of thinking, and the modus operandi within and around the company to ensure clarity and proper conduct.

The Board of Directors

POWERS AND RESPONSIBILITIES

The Company has historically opted for a "one-tier" governance structure. As a result, the Board is the ultimate decision-making body, except for the powers reserved to the shareholders' meeting by law, or by the charter. The Board decides the company's strategy, the long-range planning, and all major investments and divestments. It also controls the implementation of the decisions which result. The Board appoints the Chief Executive Officer and members of the three Board committees. Taking into consideration the CEO's recommendations, it also decides on the structure of the group, major or long-term transactions, the budget, the investment plans, and the appointment or dismissal of members of the executive management.

STRUCTURE

Board members are selected by the Board itself, and appointed by the shareholders at the shareholders' meeting. The Chairman is appointed by the Board from among its members. Directors are appointed for three years, and must retire after the shareholders' meeting following their 70th birthday.

A minimum of six Directors shall be independent of shareholders exercising a decisive or significant influence on Interbrew's policy. They shall be specifically chosen for their particular professional expertise.

FUNCTIONING

The Board meets regularly and as frequently as is required by the company's interests. If an urgent issue arises between meetings, it can be dealt with immediately by a conference call. In 2003, the Board held nine ordinary and eight special meetings. These were held several times in countries where Interbrew has subsidiaries, to allow the Directors to learn more about the local situation, issues, and activities.

Major issues on the agenda of the Board in 2003 were the long-range planning; reporting and budget; follow-up of the subsidiaries; consolidated results; strategic decisions; new and ongoing investment; and discussion and analysis of acquisitions.

The Board is a collegial body. It can only deliberate if a majority of its members are present or represented. Each Director can appoint another member of the Board to represent her or him and vote in her or his name. A Director can represent only one other Director. The average attendance rate at Board meetings in 2003 was 99% for the ordinary meetings and 79% for the special meetings. Decisions are made by a simple majority of the votes cast. In the event of a tie, the vote of the Chairman is decisive.

Any Director with a conflicting financial interest must bring this to the notice of both the statutory auditors and fellow Directors, and take no part in related deliberations.

Directors have access to all the corporate information they need in order to fulfill their fiduciary duties. Administrative assistance is provided by the corporate secretary, who organizes and attends the meetings of the Board. In addition, Directors are allowed to obtain advice from independent experts.

Directors			Term expires
Pierre Jean Everaert	1939, American	Independent director, Chairman of the Board, *Chairman of the Audit & Finance Committee,* HR & Nominating Committee, Strategy & Business Development Committee	2006
Charles Adriaenssen	1956, Belgian	Director, member of the HR & Nominating Committee	2006
Allan Chapin	1941, American	Independent director, member of the Audit & Finance Committee and of the HR & Nominating Committee	2005
Jean-Luc Dehaene	1940, Belgian	Independent director	2004[1]
Bernard Hanon	1932, French	Independent director, member of the Strategy & Business Development Committee	2004[2]
Peter Harf	1946, German	Independent director, member of the Strategy & Business Development Committee	2005
Remmert Laan	1942, French	Director	2004[1]
Baron Frederic de Mevius	1958, Belgian	Director, member of the Audit & Finance Committee	2006
Count Arnoud de Pret Roose de Calesberg	1944, Belgian	Director, member of the Audit & Finance Committee	2005
Philippe de Spoelberch	1941, Belgian	Director, member of the HR & Nominating Committee and of the Strategy & Business Development Committee	2004[1]
Kees J. Storm	1942, Dutch	Independent director, member of the Audit & Finance Committee	2005
Alexandre Van Damme	1962, Belgian	Director, member of the Strategy & Business Development Committee	2004[1]

[1] Mandate renewable on 27 April 2004
[2] Mandate expires on 27 April 2004

On occasion, a Director may be granted a special mandate, after the Board has determined the mandate's duration and objectives. Mandated Directors report regularly to the Board. Certain Directors also serve on the three Board committees – the Strategy & Business Development Committee, the Audit & Finance Committee, and the Human Resources & Nominating Committee.

Chief Executive Officer and Executive Board of Management

The Chief Executive Officer (CEO) is entrusted by the Board with Interbrew's day-to-day management, and has direct operational responsibility for the entire company. He oversees the organization and efficient day-to-day management of subsidiaries, affiliates and joint ventures controlled by the company. The CEO reports directly to the Board of Directors and keeps the Chairman informed of significant operational activities.

The Executive Board of Management is the management structure which enables the CEO to properly perform his duties. The Chairman is the CEO, members are the Chief Financial Officer, the Chief Commercial Officer, the Chief Technical Officer, the Chief Human Resources Officer, and the Zone Presidents of the four geographic zones into which the company is organized.

The CEO makes recommendations to the Board on the appointment of the executive management. Normally, executives retire at the end of the year following their 65th birthday. A Who's Who of Interbrew's Executive Board of Management is provided on page 32.

Corporate Governance

Board committees

The Board of Directors is assisted by three formal committees. The Strategy & Business Development Committee advises the Board on strategy, partnerships, acquisitions and divestments. It met eight times in 2003.

The Human Resources & Nominating Committee advises the Board on the management of human resources, particularly in relation to performance monitoring, management-succession planning, and remuneration. Details of the role which this committee plays with respect to the compensation of the Board and the executive management are given in the section below on remuneration.

The Audit & Finance Committee assists the Board in its responsibility for control of the company, particularly in relation to the roles of statutory auditors and internal auditors, and the way they work together. The CEO, some members of the executive management, and Interbrew's statutory auditors attend the Audit & Finance Committee meetings when necessary.

The committee operates on lines laid down in a charter, which was most recently amended by the Board of Directors in December 2002. Responsibilities are clearly defined. Interbrew's management prepares, presents and ensures the integrity of the company's financial statements. It is also responsible for the principles which govern the company's accounting and financial reporting, as well as for internal controls and procedures designed to assure compliance with accounting standards, the law, and regulations. The statutory auditors are responsible for auditing the company's financial statements, and expressing an opinion as to their conformity with the International Financial Reporting Standards (formerly named IAS).

The Audit & Finance Committee oversees management as it carries out these responsibilities. Accordingly, it considers the audited financial statements, and discusses them with management and the statutory auditors before it submits them to the Board for final determination. The Committee also evaluates the statutory auditors' independence by discussing with them their written statement delineating all relationships with the company. The committee met four times in 2003.

REMUNERATION

Our philosophy on remuneration is to fix rewards competitively and equitably to motivate and develop our people, and support the growth of our worldwide business. We ask for performance in terms of superior profit, continued personal growth, and respect for those we serve. Rewards are differentiated over time, based on results and competencies achieved. Our compensation and reward programs are overseen by the Human Resources & Nominating Committee (HR&NC).

The level of rewards is attuned to the markets in which Interbrew operates. Total compensation (including base pay and variable pay) links performance to the current practice of comparable companies for similar positions – with median performance matched to the market average, and superior results matched to the top quartile. Benefits, including pension programs, as well as health and welfare schemes, are benchmarked against comparable positions and markets.

BOARD REMUNERATION

The HR&NC benchmarks Directors' compensation against peer companies to ensure that it is competitive. Compensation is linked to the time committed to the Board and its various committees. A fixed annual fee is based on ten Board meetings and the normal number of committee meetings a year. The fee is supplemented for each additional meeting, or reduced each time a meeting is not attended. The Chairman's fee is double that of other Directors. In addition Board members are granted a limited number of stock options under the long-term incentive plan.

The limited nature of these grants ensures that independent decision-making is preserved.

	Number of subscription rights offered	Issuance date	Offer date	Exercise price
Directors*	48,600	13 June 02	2002	32.70
	77,112	10 December 02	2002	21.83
	66,096	29 April 03	2003	19.51
Executive management*	35,000	13 June 02	2002	32.70
	600,000	10 December 02	2002	21.83
	473,025	10 December 02	2003	21.83
Managers & others	52,760	14 March 02	2002	28.87
	149,025	13 June 02	2002	32.70
	2,010,815	10 December 02	2002	21.83
	140,354	10 December 02	2003	21.83

* Based on membership on the offer date

	Number of subscription rights outstanding	Voting power attached to the subscription rights
Directors*	331,008	0.08 %
Executive management*	1,743,746	0.40 %
Managers & others	7,857,967	1.82 %
Total	9,932,721	

* Based on membership on 31 December 2003

EXECUTIVE REMUNERATION

The HR&NC oversees executive remuneration. It submits to the Board for approval recommendations on the compensation of the Chief Executive Officer, and on the company's long-term incentive plan. It approves the recommendations of the Chief Executive Officer on compensation for members of the executive management, and on the individual level of participation in the long-term incentive plan.

Once a year the HR&NC receives independent information from industry experts on current remuneration levels in relevant industries and geographies, in order to ensure that executive compensation is in line with Interbrew's philosophy on competitive rewards.
The base-pay component of compensation to executive management is reviewed annually. It is primarily an individual incentive, targeted to the median for comparable positions and companies.
The variable-pay component includes short-term and long-term incentives – an annual bonus and stock options.
It is primarily a team incentive based on growth, designed to pay an average reward for average results, and superior rewards for superior results.

An annual bonus plan is approved each year by the HR&NC. Payment levels are linked to the audited, consolidated organic growth of operating results, and to year-over-year changes, both positive and negative. This incentive is adopted to equalize the challenge to all members of Interbrew's executive management across the world.

The long-term incentive plan was adopted in June 1999. The General Shareholders' Meeting authorized the Board to issue registered subscription rights principally to executive officers and managers and secondarily to certain Directors. Such issue must satisfy conditions relating to limitation or cancellation of shareholders' preferential rights. Each subscription right entitles the holder to subscribe for one share, paying the average price over the 30 trading days before it was offered. Subscription rights have a term of maximum ten years, and become exercisable over a three-year period.

REMUNERATION IN 2003

In 2003, the total fees earned by Board members amounted to 1.07 million euro. The fixed salary earned by members of the Executive Board of Management was 16.6 million euro, while they also earned a bonus of 3.9 million euro. In 2003, under the long-term incentive plan, 539,121 subscription rights were offered.

Other items

DIVIDENDS

Our policy is to retain the majority of our earnings to finance future growth. We intend to use between 25% and 33% of our net profit from ordinary activities, on average, to pay dividends.

Who's Who

John Brock
CHIEF EXECUTIVE OFFICER
Born 1948. John joined Interbrew as Chief Executive Officer in February 2003, bringing to the company almost 25 years of experience in the global beverages industry. An American citizen, he built up a broad base of business expertise over 11 years in Procter & Gamble, before joining Cadbury Schweppes North America in 1983. He held a number of senior positions in various geographies which culminated in his joining the Cadbury Schweppes Board in 1996 and becoming COO in 2000.

François Jaclot
CHIEF FINANCIAL OFFICER
Born 1949. French citizen. François has a Master Degree in Mathematics, and graduated from the ENSAE and the ENA (French National School for Public Administration in Paris). He held different senior positions in finance with Crédit National, Lafarge and Suez. François joined Interbrew in September 2003 as the CFO.

Peter Vrijsen
CHIEF HUMAN RESOURCES OFFICER
Born 1954. Master Degree of Organization Development (University of Tilburg). A Dutch citizen, Peter held several international HR positions with General Electric, Royal Packaging Van Leer and Metro/MAKRO. He joined Interbrew as Chief Human Resources Officer in 2003.

André Weckx
CHIEF TECHNICAL OFFICER
Born 1953. Belgian citizen. André graduated from the University of Leuven in 1978 (Chemical Engineering and Agricultural Industries) and held several senior positions in the brewery industry in Belgium and abroad. He joined Interbrew as plant manager, Diamond Breweries, Nigeria in 1982.

Brent Willis
CHIEF COMMERCIAL OFFICER
Born 1960. Brent received his Bachelor of Science Degree in Engineering from the U.S. Military Academy at West Point and an MBA Degree from the University of Chicago. An American citizen, he joined the company in 2002 as Chief Marketing and Sales Officer. He held numerous senior leadership roles in other FMCG companies. Most recently he was President for a major division of the Coca-Cola Company.



Stéfan Descheemaeker
ZONE PRESIDENT, US-LATIN AMERICA

Born 1960. Belgian citizen. Commercial Engineer Solvay, University of Brussels (ULB), 1983. Stéfan started his career as consultant, departmental staff of the Ministry of Finance, Brussels, 1984. He joined Interbrew as Director, corporate strategy, in 1996.

Jerry Fowden
ZONE PRESIDENT, EUROPE

Born 1956. UK citizen. BSC Honors in Food Science and Management Studies from the University of London. Before joining Interbrew as CEO Bass Brewers in 2001, Jerry held several positions with Mars, PepsiCo, Hero and The Rank Group, and was COO of Bass Brewers from 1992 to 1996.

Stewart Gilliland
ZONE PRESIDENT, CANADA

Born 1957. U.K. citizen. Business Studies graduate. Stewart has been with the company for 19 years, originally joining as a Regional Account Manager for Whitbread Take Home in 1984. He held a number of senior Marketing and Sales roles prior to taking over the U.K. and Ireland business in 2001, and then relocated to Toronto in September 2003 to become Zone President Canada.

Patrice J. Thys
ZONE PRESIDENT, ASIA-PACIFIC

Born 1955. Belgian citizen. Law degree, University of Louvain (UCL) (Belgium). Certificates in International and European law, University of Leiden (Netherlands). LLM University of Chicago (U.S.A.). Patrice started his career with F.N. Manufacturing Inc. (South Carolina, U.S.A.) in 1980, has been involved in business in China since 1986, and joined Interbrew as General Counsel in 1989. As Corporate Secretary, he was the internal global coordinator of Interbrew's IPO in December 2000.




Bass®


STAROPRAMEN

Financial Report





STAROPRAMEN

Glossary

Aggregated weighted tax rate
Calculated by applying the statutory tax rate of each country on the profit before tax and any extraordinary items of each entity and by dividing the resulting tax charge by the total profit before tax and extraordinary items of the company.

Cash interest coverage
EBITDA minus gross capex, divided by net interest expenses.

Debt equity ratio
Net debt divided by capital and reserves.

Diluted EPS before goodwill and restructuring
Net profit from ordinary activities excluding restructuring charges (if applicable), plus amortization of goodwill, divided by the fully diluted weighted average number of ordinary shares.

EBIT
Profit from operations.

EBITDA
Profit from operations plus depreciation and amortization.

EPS before goodwill and restructuring
Net profit from ordinary activities excluding restructuring charges (if applicable), plus amortization of goodwill, divided by the weighted average number of ordinary shares.

Fully diluted weighted average number of ordinary shares
Weighted average number of ordinary shares, adjusted by the effect of share options on issue.

Net Capex
Acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale.

Net debt
Non-current and current interest-bearing loans and borrowings and bank overdrafts, minus debt securities and cash.

Net turnover
Turnover less excise taxes and discounts.

Pay out ratio
Gross dividend per share multiplied by the number of outstanding ordinary shares at year-end, divided by net profit from ordinary activities (excluding the net after tax impact of restructuring charges).

Return on invested capital (ROIC)
Net operating profit after tax, plus income from associates and dividend income from non consolidated companies, divided by the invested capital, prorated for acquisitions done during the year.

Weighted average number of ordinary shares
Number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor.

Contact details

EUROPE ZONE

President: Jerry Fowden
Tel : + 32-16 24 71 11

■ REGIONAL PRESIDENT BENEFRALUX
Alain Beyens
Tel : + 32-16 24 71 11

BELGIUM
S.A. Interbrew Belgium N.V.
Alain Beyens
Vaartkom 31
3000 Leuven
Tel : + 32-16 24 71 11
Fax : + 32-16 24 74 07

FRANCE
Interbrew France S.A.S.
Phillip Vandervoort
Av. Pierre-Brossolette 14, B.P. 9
59426 Armentières Cedex
Tel : + 33-3 2048.30.30
Fax : + 33-3 2048.31.97

LUXEMBURG
Brasserie de Luxembourg Mousel Diekirch S.A.
Yves Busschot
Rue de la Brasserie 1
9214 Diekirch
Tel : + 352-80 21 31-1
Fax : + 352-80 39 23

THE NETHERLANDS
Interbrew Nederland N.V.
Steve Kitching
Ceresstraat 1
4811 Breda CA
Tel : + 31-76 525 2424
Fax : + 31-76 525 2505

■ REGIONAL PRESIDENT UK-IRELAND
Steve Cahillane
Tel : + 44-1582 39 11 66

UNITED KINGDOM
Interbrew UK Ltd.
Steve Cahillane
Porter Tun House
500 Capability Green Luton
Bedfordshire LU1 3LS
Tel : + 44-1582 39 11 66
Fax : + 44-1582 39 73 97

■ REGIONAL PRESIDENT GERMANY
Michael Beck
Tel : + 49-421 5094 0

GERMANY
Interbrew Deutschland
Michael Beck
Am Deich 18/19
28199 Bremen
Tel : + 49-421 5094 0
Fax : + 49-421 5094 667

■ SENIOR VP GLOBAL EXPORTS - ITALY
Tony Desmet
Tel : + 49-421 5094 4226

ITALY
Interbrew Italia S.r.l.
Stanislas Gokelaere
Piazza Buffoni 3
21013 Gallarate (Varese)
Tel : + 39-0331 268411
Fax : + 39-0331 268505

SPAIN
Interbrew Spain
Tony Desmet
Fructuos Gelabert, 2-4, 8° 2a
Edificio Conata I
08970 Sant Joan Despi, Barcelona
Tel : + 34-93 480 8320
Fax : + 34-93 477 1540

■ REGIONAL PRESIDENT CENTRAL EUROPE
Jaak De Witte
Tel : + 32-16 24 71 11

BOSNIA-HERZEGOVINA
Uniline d.o.o.
Jean Stevenart
Obala Kulina Bana 1
71000 Sarajevo
Tel : + 387-39 661 670
Fax : + 387-39 662 700

BULGARIA
Kamenitza AD
Andreas Seemuller
1 Business Park Sofia
Building 3, 1st Floor, office 103
Mladost 4
1715 Sofia
Tel : + 359-2 974 03 84
Fax : + 359-2 974 03 85

CROATIA
Zagrebacka Pivovara d.d.
Renato Juric
Ilica 224
10000 Zagreb
Tel : + 385-1 39 00 199
Fax : + 385-1 37 74 639

CZECH REPUBLIC
Pivovary Staropramen a.s.
Vincent Lefère
Nádrazní 84
150 54 Praha 5
Tel : + 420-2571 91 111
Fax : + 420-2571 91 288

HUNGARY
Borsodi Sörgyar Rt.
Gyula Bognár
Rákóczi u. 81
3574 Böcs
Tel : + 36-46 318 133
Fax : + 36-46 318 129

ROMANIA
Interbrew Romania S.A.
Mihai Albu
20, Siriului St., 014354
Sector 1, Bucharest
Tel : + 40-21 208 0200
Fax : + 40-21 208 02 10

SERBIA & MONTENEGRO
IPS Trebjesa A.D.
Aleksandar Tomic
Njegoseva 18
81400 Niksic/Montenegro
Tel : + 381-83 242 433
Fax : + 381-83 243 866

SLOVAKIA
Staropramen-Slovakia s.r.o.
Vincent Lefère
Kosická 52
82108 Bratislava
Tel : + 421-2 555 74 772
Fax : + 421-2 555 74 976

SLOVENIA
Pivovarna Union d.d.
Jaak De Witte
Pivovarniska ul. 2
1000 Ljubljana
Tel : + 386-1 471 7217
Fax : + 386-1 471 72 55

■ REGIONAL PRESIDENT RUSSIA-UKRAINE
Joseph Strella
Tel : + 7-095 960 23 60

RUSSIA
SUN Interbrew
Joseph Strella
Vorontsovsky Park 6
117630 Moscow
Tel : + 7-095 960 23 60
Fax : + 7-095 960 23 62

UKRAINE
SUN Interbrew Ukraine
Lyudmila Nakonechnaya
87, Bozhenko Str.
Kiev, 03150
Tel : + 380-44 201 4000
Fax : + 380-44 201 4009

Responsible editor:
Dr. Axel Gietz,
Senior Vice President Corporate
Communications & Public Affairs

Realisation:
Cigdem Ozdemircelik,
Corporate Communications

Design:
FOUR IV – London

Production:
EDISON – Leuven

Original English version written by
Kirby Hall, Corporate Communications

U kan dit rapport in het Nederlands
op onze website consulteren:
www.interbrew.com
Vous pouvez consulter ce rapport
en français sur notre site web:
www.interbrew.com
This annual report is also available
on CD-Rom in English

N.V. Interbrew S.A.
Vaartstraat 94
B-3000 Leuven
Belgium

Tel.: + 32-16 24 71 11
Fax: + 32-16 24 74 07
Internet site: www.interbrew.com

Register of Companies: 0.417.497.106

Contact details

HEADQUARTERS

Grand'Place 1
1000 Brussels
Belgium
Tel: + 32-2 504 96 60
www.interbrew.com

ASIA PACIFIC ZONE

President: Patrice J. Thys
Tel : + 852-2878 3804

AUSTRALIA
Interbrew Export & Licenses - Oceania
Representative Office
Ben Cheng
Suite D, Level 4
140 William Street
East Sydney NSW, 2011
Tel : + 61-2 9361 5266
Fax : + 61-2 9361 5633

CHINA
Interbrew Management (Shanghai) Co., Ltd.
Dirk Moens
1115-1120 One Corporate Avenue
222 Hu Bin Road
Shanghai 200021
P.R. China
Tel : + 86-21 5382 7878
Fax : + 86-21 5382 9677

SINGAPORE
Interbrew Export & Licenses - Asia Pacific
Representative Office
Ben Cheng
International Building # 11-01
360 Orchard Road
Singapore 238869
Tel : + 65-6738 17 42
Fax : + 65-6737 59 75

SOUTH-KOREA
Oriental Brewery Co., Ltd.
Michael Glover
Hanwon Bldg 8F
#1449-12, Seocho-Dong
Seocho-ku, Seoul, 137-070
Tel : + 82-2 2149 5006
Fax : + 82-2 2149 5380

CANADA ZONE

President: Stewart Gilliland
Tel : + 1-416 361 5050

CANADA
Labatt Breweries of Canada
Stewart Gilliland
Labatt House,
Queen's Quay Terminal
207 Queen's Quay West,
Suite 299
P.O. Box 133
Toronto, Ontario M5J 1A7
Tel : + 1-416 361 5050
Fax : + 1-416 361 5200

US-LATIN AMERICA ZONE

President: Stéfan Descheemaeker
Tel : + 1-203 351 1100

CUBA
Cervecería Bucanero S.A.
Gerry Burke
49 No. 2817, esq. a 49A
Reparto Kohly, Playa
La Habana
Tel : + 53-7 204 8557
Fax : + 53-7 204 8586

MEXICO
Femsa Cerveza S.A. de C.V.
José Martinez Robles
Avenida Alfonso Reyes
2202 Nte, Monterrey,
Nuevo León
6442 México
Tel : + 52-8 328 5430
Fax : + 52-8 328 5454

UNITED STATES OF AMERICA
Labatt USA
Simon Thorpe
101 Merritt 7, P.O. Box 5075
Norwalk, Connecticut,
06856-5075
Tel : + 1-203 750 6600
Fax : + 1-203 750 6699

Beck's North America
Tom Cardella
1 Station Place/Metro Center
(4th Floor)
Stamford, CT 06902
Tel : + 1-203 388 2325
Fax : + 1-203 388 2400





Labatt Blue Pilsener | Jupiler | OB 오비맥주 | Ožujsko Pivo | Hasseröder | КЛИНСКОЕ





Bass®






STAROPRAMEN

Financial Report







STAROPRAMEN

Management Report of the Board of Directors

The following management report should be read in conjunction with Interbrew's audited consolidated financial statements.

MAIN TRANSACTIONS IN 2003 AND 2002, HIGHLIGHTING CHANGES IN SCOPE

A number of acquisitions, divestitures and joint ventures affected Interbrew's profit from operations and financial condition over the past two years.

TRANSACTIONS 2002

RESTRUCTURING BRASSERIE DE LUXEMBOURG SHAREHOLDING

In May 2002, a deal was completed with our Luxemburg partners whereby our shareholding in the beer business was increased and the real estate business was sold. At the end of 2002, Interbrew owned 92.88% of the beer business and the loss of the operational result of the real estate business had no material impact on the net profit of the company.

ACQUISITION OF BASS ALE IMPORT AND DISTRIBUTION RIGHTS IN THE US

In September 2002, Interbrew signed an agreement to acquire all import and distribution rights and operating control for Bass Ale in the US as from 30 June 2003.

ACQUISITION OF BRAUERGILDE HANNOVER IN GERMANY

In late December 2002, Interbrew completed the acquisition of 99.43% of Brauergilde Hannover AG, which owned 85.4% of Gilde Brauerei AG (which itself owned 100% of Hasseröder Brauerei GmbH and 83.28% of Hofbrauhaus Wolters AG). While this acquisition is consolidated in the 2002 accounts, as it occurred in late December, the impact on the consolidated income statement of 2002 is negligible. The volumes and profitability of Brauergilde Hannover AG in 2003 are excluded for the 2003 organic growth calculation.

INCREASE STAKE IN DIEBELS TO 100%

In December 2002, Interbrew took full ownership of the Diebels brewery in Germany after acquiring the remaining 20% minority stake.

SALE OF BECK NIENBURGER GLASS BUSINESS AND ROSTOCKER BREWERY

In October/November 2002, the Nienburger Glass business and Rostocker brewery, bought as part of the Beck acquisition, were sold. These had been recorded as assets for sale and accordingly their operational results were never included in the consolidated accounts.

CEASE OF THE HEINEKEN CONTRACT IN THE UK

As Heineken announced in August 2002, as a consequence of the UK deals, our distribution rights in the UK ceased in March 2003. The volumes and profitability on the Heineken brand realized since March 2002 are considered as scope out for 2003 results.

PURCHASE OF MINORITY STAKES

The company purchased the following minority stakes in 2002. All stakes are accounted for at cost and thus did not impact the profit from operations of the company.

Minority stake	Date
Increase to 41.2% in Pivovarna Union, Slovenia	Several transactions up to June 2002
12.6% in Damm Group, Spain	February 2002
9.3% in Apatin, Serbia[1]	May 2002
24% in Zhujiang, China	December 2002

[1] Increased by December 2003 to 87.36% stake

INCREASE OF MAJORITY STAKES

The company increased its majority shareholding in several affiliates. As these affiliates were already consolidated, this does not impact the profit from operations, but does reduce the minority interests and thus impacts the net profit of the company.

Majority stake	31 December 2002	31 December 2001
CDN, Romania[1]	96.15%	97.31%
Proberco, Romania[1]	N/A	95.86%
Bianca Interbrew Bergenbier, Romania[1]	N/A	70.71%
Kamenitza, Bulgaria[2]	84.78%	83.62%
Plevensko Brewery, Bulgaria[2]	N/A	99.98%
SUN Interbrew, Russia	67.95%	66.24%

TRANSACTIONS 2003

ACQUISITION OF THE BREWING OPERATIONS OF KK GROUP IN CHINA

In November 2002, Interbrew signed an agreement to acquire a 70% stake in the brewing operations of the KK Group located in the Yangtze delta; the completion of the deal took place in April 2003. The KK Group generates a yearly sales volume of approximately 2.3m hectoliters, mostly in the South Eastern coastal region.

ACQUISITION OF THE LICENSE & DISTRIBUTION RIGHTS OF INTERBREW BRANDS IN ITALY

In January 2003, Interbrew signed an agreement to terminate the license and distribution agreement with a third party in Italy. As a result, Interbrew regained full control over its brands in the Italian market as of 1 March 2003.

ACQUISITION OF MAJORITY STAKE APATIN

In September 2003, Interbrew signed a strategic partnership with Apatinska Pivara Apatin, the number one brewer in Serbia. This partnership secured 50% of Apatin's shareholding for Interbrew. Since then Interbrew increased its stake up to 87.36% by December 2003. Apatin is the leader in the Serbian market with a market share of 39%.

INCREASE OF MAJORITY STAKES

The company increased its majority shareholding in several affiliates. As these affiliates were already consolidated, this does not impact the profit from operations, but does reduce the minority interests and thus impacts the net profit of the company.

Majority stake	31 December 2003	31 December 2002
Nanjing Interbrew Jinling Brewery	80.00%	60.00%
Brauergilde Hannover[3]	100.00%	99.43%
SUN Interbrew, Russia	73.64%	67.95%
Brasseries de Luxembourg	93.67%	92.88%
Kamenitza, Bulgaria	85.05%	84.78%

SALE OF MINORITY STAKE IN NAMIBIA

In April 2003, Interbrew signed an agreement to sell its minority stake in Namibian Breweries Limited. Interbrew has also extended its license agreement with Namibian Breweries for the production, marketing and distribution of Beck's in the Namibian and South-African market for another 10 years.

ACQUISITION OF KOMBINAT NAPITKOV IN RUSSIA AND INCREASE IN STAKE IN YANTAR (UKRAINE)

SUN Interbrew acquired in August 100% of the Kombinat Napitkov brewery in the Republic of Chuvashia and increased in July its stake in Yantar by 42.53%.

[1] CDN has absorbed Proberco and Bianca Interbrew Bergenbier. Interbrew, at the end of 2003, owns 96.58% of the merged company.
[2] Plevensko Brewery was merged into Kamenitza. Interbrew, at the end of 2003, owns 85.05% of the merged company.
[3] In turn, Brauergilde Hannover has increased its majority stake in several companies of the group, including Gilde Brauerei AG and Hasseröder Brauerei GmbH (increase to 100%), and Hofbrauhaus Wolters AG (increase to 90.13%).

PARTNERSHIP WITH THE LION GROUP IN CHINA

As originally announced in September 2003, Interbrew closed in January 2004 an agreement with the Malaysian Lion Group, to acquire a controlling interest in Lion Group's beer business in China. This partnership brings 11 new breweries and a yearly sales volume of approximately 10.6m hectoliters. This transaction has not been consolidated in the 2003 financials.

ACQUISITION OF SPATEN BREWERY IN GERMANY

In September 2003, Interbrew signed an agreement with Gabriel Sedlmayr Spaten-Franziskaner Bräu KGaA ("Spaten"), a property group listed on the Munich, Stuttgart and Frankfurt stock exchanges. With this agreement, Interbrew is acquiring a top Bavarian brewer as well as the Dinkelacker-Schwaben-Bräu AG brewery, one of the main brewers in Baden-Württemberg. This acquisition will contribute a yearly sales volume of approximately 4.9m hectoliters. With clearance of the European Commission obtained in December 2003, the transaction is expected to close in the second half of 2004 subject to approval of the shareholders. This transaction has not been consolidated in the 2003 financials.

SUBSEQUENT TRANSACTIONS

Please refer to note 30 of the consolidated financial statements.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on our financial statements. In 2003, 18.9% of our turnover was realized in pound sterling, 16.8% in Canadian dollar, 9.5% in US dollar, 6.4% in South Korean won and 5.7% in Russian ruble. Furthermore, our net profit, and more specifically income from associates, is impacted by the evolution of the Mexican peso.

The fluctuation of the foreign currency rates had a negative translational impact on our 2003 net turnover of (548)m euro, EBITDA of (117)m euro and profit from operations of (75)m euro.

Our net profit from ordinary activities has been negatively affected by the fluctuation of foreign currencies for (63)m euro and our EPS base (net profit level adjusted for goodwill amortization) by (69)m euro or (0.16) euro per share.

The impact of the fluctuation of the foreign currencies on our net debt is (83)m euro and on our equity is (342)m euro.

SELECTED FINANCIAL FIGURES

The table below sets out the components of our operating income and our operating expenses, as well as certain other data.

Million euro	2003	%	2002	%
Net turnover[1]	7,044	100.0	6,992	100.0
Cost of sales	(3,385)	48.1	(3,418)	48.9
Gross Profit	3,659	51.9	3,574	51.1
Distribution expenses	(778)	11.0	(758)	10.8
Sales & marketing expenses	(1,377)	19.5	(1,317)	18.8
Administrative expenses	(615)	8.7	(593)	8.5
Other operating income/expenses	(50)	0.7	(70)	1.0
Profit from operations, pre restructuring charges	839	11.9	836	12.0
Restructuring costs	-	-	(92)	1.3
Restructuring impairment	-	-	(16)	0.2
Profit from operations (EBIT)	839	11.9	728	10.4
Net profit from ordinary activities, pre restructuring charges	505	7.2	545	7.8
Net profit from ordinary activities	505	7.2	467	6.7
Depreciation and amortization[2] **(other than goodwill)**	(539)	7.7	(544)	7.8
Goodwill amortization & impairment	(120)	1.7	(106)	1.5
EBITDA, pre restructuring charges	1,498	21.3	1,486	21.3
EBITDA	1,498	21.3	1,394	19.9
ROIC[3], pre restructuring charges	10.6%		11.2%	
ROIC[3]	10.6%		10.2%	

FINANCIAL PERFORMANCE

NET TURNOVER

Our net turnover increased by 52m euro, or 0.7 %, from 6,992m euro in 2002 to 7,044m euro in 2003. This increase is the result of a positive net effect of the acquisitions and divestitures of businesses (mainly the Gilde acquisition and the Heineken loss in the UK) of 149m euro, a negative effect of (548)m euro related to fluctuations in foreign exchange rates and finally a positive organic growth of 451m euro, or 6.5%, slightly above the 6.3% organic volume growth rate.

OPERATING EXPENSES

Operating expenses (excluding excise taxes and before restructuring costs) increased by 49m euro, or 0.8 %, from 6,156m euro (88.0% of net turnover) in 2002 to 6,205m euro (88.1% of net turnover) in 2003. This increase in expenses is the result of an increase of 164m euro due to acquisitions and divestitures, a decrease of (473)m euro due to fluctuations in exchange rates, and finally an organic cost increase of 358m euro, or 5.8%. This organic growth of 5.8% is lower than the organic net turnover growth for each element of the operating expenses, except for distribution expenses which were affected by increased costs in Canada (due to strike) and investments in direct distribution in Western Europe.

The evolution of cost of sales as a percentage of net turnover (decreases from 48.9% in 2002 to 48.1% in 2003) is especially impacted by the switch to returnable packages in both beer and soft drinks businesses in Germany as a result of the deposit law. The increase in sales and marketing expenses as a percentage of net turnover (from 18.8% to 19.5%) is mainly due to increased investments in the US, Korea and Italy.

[1] Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers.
[2] Excluding restructuring impairment.
[3] See Glossary.

At Group level, the depreciation and amortization (other than goodwill) as a percentage of net turnover is slightly reducing. On the other hand, the goodwill amortization increased as a percentage of net turnover mainly as a result of the increase in goodwill on the German acquisition.

PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (EBITDA)
Profit from operations before depreciation and amortization increased by 104m euro or 7.5%, from 1,394m euro (19.9% of net turnover) in 2002 to 1,498m euro (21.3% of net turnover) in 2003. If we exclude the 2002 restructuring charges, the EBITDA increased by 12m euro or 0.8%, from 1,486m euro (21.3% of net turnover) in 2002 to 1,498m euro in 2003.

This increase of 12m euro is the result of a positive net effect of 22m euro on acquisitions and divestitures, a negative effect of (117)m euro attributable to fluctuations in foreign exchange rates; and finally a positive organic growth of 107m euro, or 7.2%.

PROFIT FROM OPERATIONS (EBIT)
Profit from operations increased by 111m euro, or 15.2%, from 728m euro (10.4% of net turnover) in 2002, to 839m euro (11.9% of net turnover) in 2003. If we exclude the 2002 restructuring charges, the profit from operations increased by 3m euro or 0.4%, from 836m euro (12% net turnover) in 2002 to 839m euro in 2003.

This increase of 3m euro is the result of a negative net effect of (15)m euro related to our acquisitions and divestitures, a negative effect of (75)m euro attributable to fluctuations in foreign exchange rates; and finally a positive organic growth of 93m euro, or 11.1%.

ROIC
The ROIC calculation has been reviewed, and we now calculate ROIC on an after tax basis. It is based on net operating profit after tax plus the income from associates and other dividend income of non consolidated companies divided by invested capital including goodwill at net book value prorated for new acquisitions.

ROIC increased by 40bp from 10.2% in 2002 to 10.6% in 2003. Pre restructuring, ROIC dropped from 11.2% in 2002 to 10.6% in 2003, with key drivers being the overall flat profit from operations, lower income from associates and increase in the invested capital base due to the full year inclusion of Gilde.

NET FINANCING COSTS
The net financing costs are (131)m euro in 2003 compared to (134)m euro in 2002, explained by lower net debt position and interest rates partly offset by negative impact of foreign exchange results and by higher other financial costs.

INCOME FROM ASSOCIATES
Our income from associates is 35m euro in 2003 compared to 71m euro in 2002. FEMSA Cerveza represents the majority of this amount in 2003 and 2002. The reduced income is a combination of a non recurring income in 2002 of 9m euro, the negative peso/euro currency evolution of 12m euro, and 15m euro due to reduced peso NAT (net after tax) results of FEMSA impacted by significant asset write offs.

INCOME TAX EXPENSE
Income taxes on ordinary profit (current and deferred) are (185)m euro in 2003, or 26.1% of the profit before taxes less income from associates compared to (162)m euro in 2002, or 27.3%.

MINORITY INTERESTS
The minority interest increased from (36)m euro in 2002 to (53)m euro in 2003, impacted especially by the favourable profit evolution in Eastern Europe.

NET PROFIT FROM ORDINARY ACTIVITIES
Net profit increased by 38m euro from 467m euro in 2002 to 505m euro in 2003. If we exclude the 2002 restructuring charges, the net profit decreased by (40)m euro from 545m euro in 2002 to 505m euro in 2003. This decrease takes into account a negative impact on foreign exchange of (63)m euro.

EARNINGS PER SHARE
Based on the net profit from ordinary activities before goodwill amortization and before restructuring, the earnings per share decreased from 1.51 euro to 1.45 euro or (4.0) %. Excluding the negative euro effect of (0.16) euro per share, the EPS increased by 6.6%.

OPERATING ACTIVITIES BY ZONE

The table below shows worldwide sales volumes by zone and country. Volumes include not only brands that we own or license, but also third party brands that we brew as a subcontractor and third party products that we sell through our distribution network, particularly in Western Europe. Volumes sold by the global export business are shown separately.

INTERBREW WORLDWIDE SALES VOLUME

Million hectoliters	2003	2002
The Americas		
Canada	9.7	9.5
U.S.A.	6.3	6.6
Cuba	0.8	0.7
	16.8	**16.8**
Western Europe[1]		
United Kingdom	13.9	14.0
Belgium	6.5	6.4
Netherlands	2.7	2.7
France	2.5	2.7
Luxemburg	0.2	0.2
Germany[2]	10.2	6.0
Italy	1.0	1.1
Export & licenses	3.2	2.0
	40.2	**35.1**
Central & Eastern Europe		
Central Europe		
Hungary	2.3	2.3
Bulgaria	1.1	0.9
Croatia	1.7	1.7
Romania	2.0	1.5
Serbia-Montenegro	1.3	0.3
Bosnia	0.1	0.1
Czech Republic	2.6	2.6
	11.1	**9.4**
Eastern Europe		
Russia	10.8	8.2
Ukraine	6.5	5.5
	17.3	**13.7**
	28.4	**23.1**
Asia Pacific		
South Korea	7.7	7.9
China	2.6	0.6
	10.3	**8.5**
Global exports	**2.2**	**2.3**
Bass[3]	-	**1.1**
Total (excluding pro rata share of minority stakes)	**97.9**	**86.9**
Pro rata share of minority stakes (full year)	**9.8**	**10.1**
Total	**107.7**	**97.0**

[1] Includes subcontracting/commercial products: 6.1m hectoliters in 2003 & 7.0m hectoliters in 2002; the decrease is impacted by the termination of the Heineken contract in the U.K.
[2] As of 2003, Germany includes the Gilde volumes, representing 3.8m hectoliters in 2003 (0.9m hectoliters of Gilde are accounted for in export).
[3] Includes 5 weeks of the Carling Brewers business in 2002.

We discuss below our businesses in the Americas, in Western Europe, Central & Eastern Europe and in Asia Pacific, for the years 2003 and 2002. This segmentation has been updated since last year, in line with the change in the management structure.

The amounts presented and discussed below do not reflect the operations of holding companies & global export. In 2003 and 2002, holding companies & global exports accounted for 49m euro and 54m euro in EBITDA respectively, and 44m euro and 39m euro in profit from operations respectively. This decreased profitability on EBITDA level is due to lower profitability of the global export division, impacted by a negative embedded currency effect.

The invested capital of the holding companies and global exports decreased from 136m euro in 2002 to 109m euro in 2003.

The 2002 figures below also do not include the Bass contribution over the first 5 weeks of 2002, representing an EBITDA of 4m euro and profit from operations of (9)m euro.

THE AMERICAS

	2003	2002	Change
Net turnover	1,849	2,014	(8.2)%
EBITDA	387	459	(15.7)%
Profit from operations	272	340	(20.0)%
Invested capital	1,845	2,008	(8.0)%
ROIC	14.9%	18.1%	(320)bp

Net turnover decreased by (165)m euro, including a currency impact of (230)m euro, due to the strengthening of the euro versus the Canadian and US dollar. Of the remaining increase of 65m euro, 11m euro is related to changes in the scope of the Beck's North America business acquired in February 2002. The remaining increase of 54m euro is attributable to organic growth, representing 2.7%, mainly fuelled by positive pricing & mix effects in both Canada and the US.

Profit from operations decreased by (68)m euro. This includes a negative currency impact of (39)m euro and a negative scope impact of (14)m euro linked to the acquisition of the Bass distribution rights mid 2003. The organic decline of (15)m euro, or (4.4) % is due to strike costs in Canada, increased cost of sales linked to product mix in the US and increased commercial investments to support brand development.

The ROIC decreased by (320)bp which was driven by lower profit from operations and the acquisition of the Bass distribution rights.

WESTERN EUROPE

	2003	2002	Change
Net turnover	3,523	3,345	5.3%
EBITDA, pre restructuring	685	631	8.6%
EBITDA	685	539	27.1%
Profit from operations, pre restructuring	334	326	2.5%
Profit from operations	334	218	53.2%
Invested capital, pre restructuring	3,833	3,395	12.9%
Invested capital	3,833	3,298	16.2%
ROIC, pre restructuring	8.3%	8.8%	(50)bp
ROIC	8.3%	6.5%	180bp

Net turnover increased by 178m euro, which includes a negative currency impact of (132)m euro. The net impact of acquisitions and divestitures in Western Europe (acquisition of Gilde, Heineken loss in the UK and transfer of the sales of Staropramen in Germany from CE to the German business), account for a net turnover increase of 169m euro. The remaining increase of 141m euro represents an organic growth of 4.2%. This organic growth resulted from the volume growth in the zone of 3.4%. It is also a result of positive pricing in all regions, except the UK, which is still being impacted by channel driven margin / mix pressure. Volume growth of 3.4% was realized despite the impact in Germany of the deposit law. However the mix change to returnable business had an overall positive effect on profitability.

Profit from operations increased by 116m euro compared to last year. Pre restructuring, profit from operations increased from 326m euro in 2002 to 334m euro in 2003. This increase is the combined effect of scope changes for (21)m euro, a currency impact of (14)m euro, and an organic growth of 43m euro, or 13.2%. Top line organic growth and profitability increase in Germany, combined with a solid cost control, are the main drivers for this important organic growth.

Pre restructuring, the decrease of (50)bp of the ROIC is explained by the increased weight of Germany in the zone.

CENTRAL & EASTERN EUROPE

	2003	2002	Change
Net turnover	1,022	859	19.0%
EBITDA	232	189	22.7%
Profit from operations	113	75	50.7%
Invested capital	960	899	6.9%
ROIC	9.0%	6.0%	300bp

Net turnover increased by 163m euro, or 19.0%, from 859m euro in 2002 to 1,022m euro in 2003. Currency impact accounted for (118)m euro, and the impact of change in scope was 14m euro (transfer of the sales of Staropramen in Germany to the German business and acquisition of Apatin in Serbia). Organic growth increased net turnover by 267m euro, or 31.1%. This organic growth is mainly a result of the overall organic volume growth of 20.8% combined with positive pricing and mix effects in the zone.

In 2003, profit from operations increased by 38m euro, or 50.7%, rising from 75m euro in 2002 to 113m euro in 2003. A negative currency impact accounts for (11)m euro. The remaining 49m euro includes a scope impact of 2m euro and represents an organic growth of 47m euro or 62.7%. This profit from operations growth is driven by top line growth supported however by extra commercial and innovation investments, and also driven by a strict control of fixed cost base.

The increase of 300bp of the ROIC is mainly explained by the increase in profit from operations partly offset by increase in invested capital through investments in Eastern Europe.

ASIA PACIFIC

	2003	2002	Change
Net turnover	496	522	(5.0)%
EBITDA	145	149	(2.7)%
Profit from operations	76	65	16.9%
Invested capital	664	781	(15.0)%
ROIC	10.6%	7.9%	270bp

Net turnover decreased by (26)m euro, including a currency impact of (69)m euro, due to the strengthening of the euro versus the Korean Won. Of the remaining increase of 43m euro, 31m euro is related to the KK acquisition and the remaining increase of 12m euro is attributable to organic growth, representing 2.3%, mainly fuelled by the price increase which compensated for the volume loss. This volume loss was the result of a general decline in the South Korean beer market. Our market share stabilized following the rejuvenation of OB.

Profit from operations increased by 11m euro. This was the net result of a negative currency impact of (11)m euro, a positive scope impact of 5m euro and an organic growth of 17m euro, or 26.1% which was mainly realised in Korea and explained by top line growth and lower depreciation.

The increase on ROIC of 270bp is driven by the significant organic profit from operations growth.

LIQUIDITY POSITION AND CAPITAL RESOURCES

CASH FLOWS

Our cash flow from operating activities increased from 1,045m euro in 2002 to 1,151m euro in 2003, or 10.1%. The increase is attributable for 132m euro to the growth in cash generated from the operations and for 33m euro by higher dividends received, partly offset by higher taxes paid.

The evolution of the cash used in investment activities from (966)m euro in 2002 to (939)m euro in 2003, or (2.8)% is mainly driven by less investment in acquiring businesses compared to 2002, partly compensated by increased capital expenditure related to distribution rights for Bass USA and Belgian brands in Italy.

The cash flow from our financing activities increased from (330)m euro in 2002 to 73m euro in 2003, impacted by higher dividend pay out and movement in proceeds and repayments from borrowings.

CAPITAL EXPENDITURES AND ACQUISITIONS

We spent 595m euro in 2003 and 510m euro in 2002 on acquiring capital assets. In 2003, out of the total capital expenditures, approximately 60% was used to improve our production facilities and/or the purchase of returnable packaging, while 18% was used for logistics and commercial investments. Approximately 5% was used for improving administrative capabilities and purchase of hardware and software, especially to further develop the worldwide network. The remaining other investments of 17% include intangibles such as the distribution rights for the Bass Ale import in the US and the distribution rights in Italy.

On acquiring businesses, we spent 445m euro in 2003 and 2,481m euro in 2002. In 2003, there was no major divestment compared to 2002 where we had the disposal of Carling Brewers. As already mentioned above, our principal investments in 2003, were Apatin in Serbia and KK in China, together with increases of some majority stakes. In 2002 the investments mainly concerned the acquisitions of Beck's, Damm, Pivovarna Union and Brauergilde Hannover.

CAPITAL RESOURCES AND EQUITY

Our net debt (long- and short-term debt, cash and deposits) as at 31 December 2003 was 2,434m euro as compared with a 2002 net debt of 2,583m euro. The evolution is due to the positive cash from operating and financing activities.

Consolidated capital and reserves as at 31 December 2003 was 4,720m euro, compared with 4,694m euro at the end of 2002. In line with the strengthening of the euro, a foreign exchange translation adjustment of (342)m euro was booked which significantly impacted the total capital and reserves evolution. Explanations on equity movements can be found in note 19 to the consolidated financial statements.

MANAGING MARKET RISK

The principal categories of market risk we face are changes in interest rates, foreign exchange and commodity prices. Our Risk Management Committee, which includes our Chief Financial Officer and our Corporate Audit Director, meets at least semi-annually and is responsible for reviewing the results of our risk assessment, approving recommended risk management strategies, monitoring compliance with our risk management policy and reporting to the Audit and Finance Committee of the Board. Our Risk Management Committee also sets the policy for our balance sheet structure and the investment of our short-term liquid funds. Please refer to note 25 of the consolidated financial statements for more information.

RESEARCH & DEVELOPMENT

In 2003, we invested 14m euro in research and development compared to 15m euro in 2002. Part of this was invested in the area of market research, but the majority is related to innovation in the areas of process optimization especially as it pertains to capacity, new product developments and packaging initiatives. Knowledge management and learning is also an integral part of research and development and a lot of value is placed on collaborations with universities and other industries to continuously enhance our knowledge.

Consolidated financial statements and notes

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December Million euro (except per share figures)	Note	2003	2002
Net turnover		**7,044**	**6,992**
Cost of sales		(3,385)	(3,418)
Gross Profit		**3,659**	**3,574**
Distribution expenses		(778)	(758)
Sales and marketing expenses		(1,377)	(1,317)
Administrative expenses		(615)	(593)
Other operating income/expenses	4	(50)	(70)
Profit from operations, pre restructuring charges		**839**	**836**
Restructuring charges		-	(108)
Profit from operations		**839**	**728**
Net financing costs	7	(131)	(134)
Income from associates		35	71
Profit before tax		**743**	**665**
Income tax expense	8	(185)	(162)
Profit after tax		**558**	**503**
Minority interests		(53)	(36)
Net profit from ordinary activities		**505**	**467**
Extraordinary items		-	-
Net profit		**505**	**467**
Weighted average number of ordinary shares (million shares)		432	431
Fully diluted weighted average number of ordinary shares (million shares)		434	435
Year-end number of ordinary shares (million shares)		432	432
Basic earnings per share		1.17	1.08
Diluted earnings per share		1.16	1.07
Earnings per share before goodwill and restructuring		1.45	1.51
Diluted earnings per share before goodwill and restructuring		1.44	1.50
Earnings per share before goodwill and after restructuring		1.45	1.33

CONSOLIDATED STATEMENT OF RECOGNIZED GAINS AND LOSSES

Foreign exchange translation differences	(342)	(431)
Cash flow hedges:		
Effective portion of changes in fair value	10	6
Transferred to the income statement	(8)	(6)
Other items recognized directly in equity	-	(1)
Net profit recognized directly in equity	**(340)**	**(432)**
Net profit	505	467
Total recognized gains	**165**	**35**
Effect of changes in accounting policy	-	**(32)**

CONSOLIDATED BALANCE SHEET

As at 31 December Million euro	Note	2003	2002
ASSETS			
Non-current assets			
Property, plant and equipment	9	3,342	3,512
Goodwill	10	3,744	3,658
Intangible assets other than goodwill	11	228	133
Interest-bearing loans granted		9	10
Investments in associates	12	443	625
Investment securities	13	247	277
Deferred tax assets	15	169	199
Employee benefits	22	31	32
Long-term receivables	14	324	345
		8,537	**8,791**
Current assets			
Interest-bearing loans granted		2	1
Investment securities	13	-	31
Inventories	16	460	444
Income tax receivable		30	92
Trade and other receivables	17	1,509	1,572
Cash and cash equivalents	18	445	215
		2,446	**2,355**
Total assets		**10,983**	**11,146**
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	19	333	333
Share premium	19	3,215	3,212
Reserves	19	(232)	108
Retained earnings	19	1,404	1,041
		4,720	**4,694**
Minority interests		**410**	**463**
Non-current liabilities			
Interest-bearing loans and borrowings	21	2,200	1,433
Employee benefits	22	300	329
Trade and other payables		40	45
Provisions	23	200	252
Deferred tax liabilities	15	251	242
		2,991	**2,301**
Current liabilities			
Bank overdrafts	18	85	122
Interest-bearing loans and borrowings	21	612	1,320
Income tax payables		122	224
Trade and other payables	24	1,956	1,940
Provisions	23	87	82
		2,862	**3,688**
Total liabilities		**10,983**	**11,146**

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December
Million euro

	2003	2002
OPERATING ACTIVITIES		
Net profit from ordinary activities	505	467
Depreciation	504	504
Amortization and impairment of goodwill	120	106
Amortization of intangible assets	37	31
Impairment losses (other than goodwill)	(1)	27
Write-offs on non-current and current assets	1	-
Unrealized foreign exchange losses/(gains)	26	15
Net interest (income)/expense	107	116
Net investment (income)/expense	(5)	(1)
Loss/(gain) on sale of plant and equipment	(19)	(13)
Loss/(gain) on sale of intangible assets	-	(2)
Income tax expense	185	162
Income from associates	(35)	(71)
Minority interests	53	36
Profit from operations before changes in working capital and provisions	**1,478**	**1,377**
Decrease/(increase) in trade and other receivables	-	88
Decrease/(increase) in inventories	(25)	(30)
Increase/(decrease) in trade and other payables	-	(243)
Increase/(decrease) in provisions	(96)	33
Cash generated from operations	**1,357**	**1,225**
Interest paid	(139)	(145)
Interest received	33	31
Dividends received	58	25
Income tax (paid)/received	(158)	(91)
CASH FLOW FROM OPERATING ACTIVITIES	**1,151**	**1,045**

CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

For the year ended 31 December

Million euro	2003	2002
INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment	83	84
Proceeds from sale of intangible assets	3	13
Proceeds from sale of investments	100	159
Repayments of loans granted	7	21
Sale of subsidiaries, net of cash disposed of	-	1,846
Acquisition of subsidiaries, net of cash acquired	(383)	(2,300)
Acquisition of property, plant and equipment	(544)	(515)
Acquisition of intangible assets	(137)	(92)
Acquisition of other investments	(62)	(181)
Payments of loans granted	(6)	(1)
CASH FLOW FROM INVESTING ACTIVITIES	**(939)**	**(966)**
FINANCING ACTIVITIES		
Proceeds from the issue of share capital	7	3
Proceeds from borrowings	6,228	5,680
Repayment of borrowings	(5,985)	(5,864)
Payment of finance lease liabilities	(9)	(7)
Dividends paid	(168)	(142)
CASH FLOW FROM FINANCING ACTIVITIES	**73**	**(330)**
Net increase/(decrease) in cash and cash equivalents	**285**	**(251)**
Cash and cash equivalents less bank overdrafts at beginning of year	93	349
Effect of exchange rate fluctuations on cash held	(18)	(5)
Cash and cash equivalents less bank overdrafts at end of year	**360**	**93**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Interbrew SA is a company domiciled in Belgium. The consolidated financial statements of the company for the year ended 31 December 2003 comprise the company and its subsidiaries (together referred to as "Interbrew" or the "company") and the company's interest in associates. The financial statements were authorized for issue by the Board of Directors on 2 March 2004.

(A) STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (formerly named IAS) issued by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), in agreement with the derogation granted by the Belgian Banking, Finance and Insurance Commission on 19 December 2000. The applied accounting standards substantially comply with the regulations of the seventh EU directive.

(B) BASIS OF PREPARATION

The financial statements are presented in euro, rounded to the nearest million. They are prepared on the historical cost basis except for derivative financial instruments, investments held for trading and investments available-for-sale which are stated at fair value. Investments in equity instruments or derivatives linked to and to be settled by delivery of an equity instrument are stated at cost when such equity instrument does not have a quoted market price in an active market and for which other methods of reasonably estimating fair value are clearly inappropriate or unworkable. Recognized assets and liabilities that are hedged are stated at fair value in respect of the risk that is hedged.

The accounting policies have been applied consistently.

The consolidated financial statements are prepared as of and for the period ending 31 December 2003.

They are presented before the effect of the profit appropriation of the parent company proposed to the general assembly of shareholders.

(C) PRINCIPLES OF CONSOLIDATION

Subsidiaries are those companies in which Interbrew, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has control, directly or indirectly, over the operations so as to obtain benefits from the companies' activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates are undertakings in which Interbrew has significant influence over the financial and operating policies, but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights. Associates are accounted for by the equity method of accounting, from the date that significant influence commences until the date that significant influence ceases. When Interbrew's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that Interbrew has incurred obligations in respect of the associate.

All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated.

A listing of the company's significant subsidiaries and associates is set out in note 31.

(D) FOREIGN CURRENCIES

(1) Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction.

(2) Financial statements of foreign operations

The company's foreign operations are considered as foreign entities. Accordingly, assets and liabilities are translated to euro at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign entities, excluding foreign entities in hyperinflationary economies, are translated to euro at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders' equity are translated at historical rates. Exchange differences arising from the translation of shareholders' equity to euro at year-end exchange rates are taken to "Translation reserves" in Capital and Reserves.

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, related income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into euro at the closing exchange rate. For subsidiaries and associated companies in countries with hyperinflation where a general price index method is not yet stabilized and does not provide reliable results, the financial statements are re-measured into euro as if it was the operation's measurement currency.

As a result, non-monetary assets, liabilities and related income statement accounts are re-measured using historical rates in order to produce the same result in terms of the reporting currency that would have occurred if the underlying transaction was initially recorded in this currency.

(3) Exchange rates
The following exchange rates have been used in preparing the financial statements.

1 euro equals:	Closing rate 2003	Closing rate 2002	Average rate 2003	Average rate 2002
Canadian dollar	1.623400	1.654999	1.588065	1.466557
Pound sterling	0.704800	0.650500	0.688366	0.626038
US dollar	1.263000	1.048700	1.122129	0.934060
South Korean won	1,506.0241	1,243.7811	1,338.6881	1,166.8611
Mexican peso	14.186611	10.990581	12.062581	8.962662
Russian ruble	36.824275	33.272334	34.491084	28.830907
Ukrainian hryvnia	6.662225	5.532901	5.960825	4.923562
Hungarian forint	262.467192	236.294896	252.397779	243.427459
Bulgarian lev	1.955699	1.954599	1.949686	1.952088
Romanian lei	41,152.2634	35,137.0344	37,290.2424	30,783.438
Chinese yuan	10.453472	8.680103	9.287983	7.731142
Croatian kuna	7.649529	7.442304	7.559950	7.409164
Serbian dinar	68.310677	62.546910	64.850843	62.969559

(E) INTANGIBLE ASSETS
(1) Research and development
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization (see below) and impairment losses (refer accounting policy M).

(2) Other intangible assets
Other intangible assets, acquired by the company, are stated at cost less accumulated amortization (see below) and impairment losses (refer accounting policy M). Expenditure on internally generated goodwill and brands is recognized in the income statement as an expense as incurred.

(3) Subsequent expenditure
Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(4) Amortization
Intangible assets are amortized using the straight-line method over their estimated useful lives. Supply rights are generally amortized over 5 years. Licences, brewing and distribution rights are amortized over the period in which the rights exist.

(F) GOODWILL

(1) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the company's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition.

Goodwill is amortized using the straight-line method over its estimated useful life. Goodwill which arose on the acquisition of the strategically important main breweries in Canada, UK and Germany is amortized over 40 years. Goodwill arising on the acquisition of other breweries is amortized over 20 years, goodwill arising on the acquisition of distribution companies is amortized over 5 years.

Goodwill is expressed in the currency of the subsidiary to which it relates (except for subsidiaries operating in highly inflationary economies) and is translated to euro using the year-end exchange rate.

Goodwill is stated at cost less accumulated amortization and impairment losses (refer accounting policy M).

In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

(2) Negative goodwill

Negative goodwill represents the excess of the fair value of the company's share of the net identifiable assets acquired over the cost of acquisition.

To the extent that negative goodwill relates to an expectation of future losses and expenses which are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognized, it is recognized in the income statement when the future losses and expenses are recognized. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognized in the income statement over the weighted average useful life of those assets that are depreciable/amortizable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognized immediately in the income statement.

The carrying amount of negative goodwill is deducted from the carrying amount of goodwill.
In respect of associates, the carrying amount of negative goodwill is included in the carrying amount of the investment in the associate.

(G) PROPERTY, PLANT AND EQUIPMENT

(1) Owned assets

All property, plant and equipment is recorded at historical cost less accumulated depreciation and impairment losses (refer accounting policy M). Cost includes the purchase price and other direct acquisition costs (e.g. non refundable tax, transport). The cost of self-constructed assets includes the cost of materials, direct labor and an appropriate proportion of production overheads.

(2) Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the item of property, plant and equipment. Repairs and maintenance, which do not increase the future economic benefits of the asset to which they relate, are expensed as incurred.

(3) Depreciation

Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets.

The rates used are as follows:

Industrial buildings	20 years
Production plant and equipment:	
Production equipment	15 years
Storage and packaging equipment	7 years
Duo tanks	7 years
Handling and other equipment	5 years
Returnable packaging:	
Kegs	10 years
Crates	10 years
Bottles	5 years

Point of sale furniture and equipment	5 years
Vehicles	5 years
Information processing equipment	3 or 5 years
Other real estate properties	33 years

Land is not depreciated as it is deemed to have an infinite life.

(H) ACCOUNTING FOR LEASES

Leases of property, plant and equipment where the company assumes substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the lower of fair value and the estimated present value of the minimum lease payments at inception of the lease, less accumulated depreciation (refer accounting policy G) and impairment losses (refer accounting policy M).

Each lease payment is allocated between the liability and finance charges so as to achieve a constant periodic rate of interest on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element is charged to the income statement as a finance charge over the lease period. Property, plant and equipment acquired under finance leasing contracts is depreciated over the useful life of the asset (refer accounting policy G).

Leases of assets under which all the risks and rewards of ownership are substantially retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

(I) INVESTMENTS

Each category of investment is accounted for at trade date.

(1) Investments in equity securities

Investments in equity securities are undertakings in which Interbrew does not have significant influence or control. This is generally evidenced by ownership of less than 20% of the voting rights. Such investments are designated as available for sale financial assets and are recorded at their fair value unless the fair value cannot be reliably determined in which case they are carried at cost less impairment losses. Impairment charges are recognized in the income statement. Changes in fair value are recognized through equity. On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to income.

(2) Investments in debt securities

Investments in debt securities are classified as trading or as being available-for-sale and are stated at fair value, with any resultant gain or loss recognized through equity. The fair value of such investments is their quoted bid price at the balance sheet date. Impairment charges are recognized in the income statement.

(3) Other investments

Other investments held by the company are classified as being available-for-sale and are stated at fair value, with any resultant gain or loss recognized through equity. Impairment charges are recognized in the income statement.

(J) INVENTORIES

Inventories are valued at the lower of cost and net realizable value. Cost is determined by the weighted average method.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling costs.

(K) TRADE RECEIVABLES

Trade receivables are carried at cost less impairment losses. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the year-end. Bad debts are written off during the year in which they are identified.

(L) CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash balances and call deposits. For the purpose of the statement of cash flows, cash and cash equivalents are presented net of bank overdrafts.

(M) IMPAIRMENT

The carrying amounts of the company's assets, other than inventories (refer accounting policy J) and deferred tax assets (refer accounting policy S), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For intangible assets that are not yet available for use, and for goodwill amortized over a period exceeding twenty years from initial recognition, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

(1) Calculation of recoverable amount

The recoverable amount of the company's investments and receivables originated by the company is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent in the asset. Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(2) Reversal of impairment

An impairment loss in respect of investments or receivables originated by the company is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by a specific external event of an exceptional nature, which is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(N) SHARE CAPITAL

(1) Repurchase of share capital

When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction from total equity.

(2) Dividends

Dividends are recognized as a liability in the period in which they are declared.

(O) PROVISIONS

Provisions are recognized when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(1) Restructuring

A provision for restructuring is recognized when the company has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Costs relating to the ongoing activities of the company are not provided for.

(2) Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(P) EMPLOYEE BENEFITS

(1) Post employment benefits

Post employment benefits include pensions, post employment life insurance and medical care benefits. The company operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and by the relevant companies, taking account of the recommendations of independent actuaries. Interbrew maintains funded and unfunded pension plans.

a) Defined contribution plans

Contributions to defined contribution plans are recognized as an expense in the income statement when incurred.

b) Defined benefit plans

For defined benefit plans, the pension accounting costs are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at least every three years. The amounts charged to the income statement consist of current service cost, interest cost, the expected return on any plan assets, actuarial gains and losses and past service costs.

The pension obligations recognized in the balance sheet are measured as the present value of the estimated future cash outflows using interest rates of high quality corporate bonds, which have terms to maturity approximating the terms of the related liability, adjusted for the unrecognized actuarial gains and losses and less any past service costs not yet recognized and the fair value of any plan assets. The recognition of actuarial gains and losses is determined separately for each defined benefit plan. Actuarial gains and losses comprise the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions. All actuarial gains and losses exceeding a corridor of 10% of the higher of the fair value of plan assets and the present value of the defined benefit obligations are recognized in the income statement over the average remaining service lives of employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized. Past service costs are recognized as an expense over the average period until the benefits become vested, unless they are already vested following the introduction of or changes to a defined benefit plan, in which case the past service costs are recognized as an expense immediately.

Where the calculation results in a benefit to the company, the recognized asset is limited to the net total of any unrecognized actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

(2) Other Post-Retirement Obligations

Some Interbrew companies provide post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans and determined by independent qualified actuaries.

(3) Equity and Equity-Related Compensation Benefits

Different stock option programs allow company employees, company senior management and members of the board to acquire shares of the company. The option exercise price equals the average market price of the underlying shares in the thirty trading days preceding the offer date. No compensation cost or obligation is recognized. When the options are exercised, equity is increased by the amount of the proceeds received.

(4) Bonuses

Bonuses received by company employees and management are based on financial key indicators. The estimated amount of the bonus is recognized as an expense in the year.

(Q) INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings are recognized initially at cost, less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period of borrowings on an effective interest basis.

(R) TRADE AND OTHER PAYABLES

Trade and other payables are stated at cost.

(S) INCOME TAX

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax. Under this method the company is required to make a provision for deferred income tax on the difference between the fair values of the net assets acquired and their tax base as a result of a business combination.

The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. A deferred tax asset is reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(T) REVENUE

(1) Goods sold and services rendered

In relation to the sale of goods, revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of goods.

(2) Rental income

Rental income is recognized on a straight-line basis over the term of the lease.

(3) Financial income

Financial income comprises interest receivable on funds invested, dividend income, royalty income, foreign exchange gains and gains on hedging instruments that are recognized in the income statement (refer accounting policy V).

Interest, royalties and dividends arising from the use by others of the company's resources are recognized when it is probable that the economic benefits associated with the transaction will flow to the company and the revenue can be measured reliably. Interest income is recognized as it accrues (taking into account the effective yield on the asset) unless collectibility is in doubt. Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreement. Dividend income is recognized in the income statement on the date that the dividend is declared.

(4) Government grants

A government grant is recognized in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants that compensate the company for expenses incurred are recognized as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the company for the cost of an asset are recognized in the income statement as revenue on a systematic basis over the useful life of the asset.

(U) EXPENSES

(1) Financial expenses

Financial expenses comprise interest payable on borrowings, foreign exchange losses, and losses on hedging instruments that are recognized in the income statement (refer accounting policy V).

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of financial expenses. The interest expense component of finance lease payments is recognized in the income statement using the effective interest rate method.

(2) Research and development, advertising and promotional costs and systems development costs

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and systems development costs are expensed in the year in which these costs are incurred if they do not meet the criteria for capitalization (refer accounting policy E).

(V) DERIVATIVE FINANCIAL INSTRUMENTS

The company uses derivative financial instruments primarily to reduce the exposure to adverse fluctuations in interest rates, foreign exchange rates, commodity prices and other market risks. The company's policy prohibits the use of derivatives for speculation. The company does not hold or issue financial instruments for trading purposes.

Derivative financial instruments are recognized initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. Recognition of any resultant unrealized gain or loss depends on the nature of the item being hedged.

The fair value of interest rate swaps is the estimated amount that the company would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

(1) Cash flow hedges

Where a derivative financial instrument hedges the variability in cash flows of a recognized liability, a firm commitment or a forecasted transaction, the effective part of any resultant gain or loss on the derivative financial instrument is recognized directly in equity. When the firm commitment or the forecasted transaction results in the recognition of an asset or liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability. Otherwise the cumulative gain or loss is removed from equity and recognized in the income statement at the same time as the hedged transaction. The ineffective part of any gain or loss is recognized in the income statement. Any gain or loss arising from the time value of the derivative financial instrument is recognized in the income statement.

When a hedging instrument or hedge relationship is terminated but the hedged transaction still is expected to occur, the cumulative unrealized gain or loss (at that point) remains in equity and is recognized in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss recognized in equity is recognized in the income statement immediately.

(2) Hedging of recognized assets and liabilities

Where a derivative financial instrument hedges the variability in fair value of a recognized receivable or payable, any resultant gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement.

The fair values of the hedged items, in respect of the risk being hedged, are their carrying amounts at the balance sheet date translated to euro, at the foreign exchange rate ruling at that date.

(3) Hedging of net investment in foreign operations

Where a foreign currency liability hedges a net investment in a foreign operation, foreign exchange differences arising on translation of the liability to euro are recognized directly in "Translation reserves" in shareholders' equity.

Where a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be an effective hedge is recognized directly in "Translation reserves" in shareholders' equity, and the ineffective portion is reported in the income statement.

(W) SEGMENT REPORTING

A segment is a distinguishable component of the company that is engaged in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. The company is a single product business, products or services provided other than malt-based beverages representing less than 10% of the company's turnover, which is why its chosen segment reporting format is geographical segments. Making a segmentation between the different beers produced is not part of the internally reported financial information and is not feasible especially while the same installations are used to produce the different types of beer and while brand differential between "premium", "specialties" and "standard lager" is different from one geographical market to another for the same brand.

(X) DISCONTINUING OPERATIONS

A discontinuing operation is a clearly distinguishable component of the company's business that is abandoned or terminated pursuant to a single plan, and which represents a separate major line of business or geographical area of operations.

2. SEGMENT REPORTING

Segment information is presented in respect of the company's geographical segments based on location of customers. Amounts reported for holding companies and global export include customers in countries where the company has no industrial platform. Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

	The Americas		Western Europe		Central & Eastern Europe		Asia Pacific		Bass		Holding companies and global export		Consolidated	
Million euro	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Net turnover	**1,849**	**2,014**	**3,523**	**3,345**	**1,022**	**859**	**496**	**522**	**-**	**83**	**154**	**169**	**7,044**	**6,992**
EBITDA	**387**	**459**	**685**	**539**	**232**	**189**	**145**	**149**	**-**	**4**	**49**	**54**	**1,498**	**1,394**
Profit from operations	**272**	**340**	**334**	**218**	**113**	**75**	**76**	**65**	**-**	**(9)**	**44**	**39**	**839**	**728**
Net financing costs													(131)	(134)
Income from associates													35	71
Income tax expense													(185)	(162)
Minority interests													(53)	(36)
Extraordinary items													-	-
Net profit													**505**	**467**
Segment assets	1,986	1,877	5,542	5,768	1,556	1,211	849	986	-	-	567	439	10,500	10,281
Investments in associates													443	625
Inter-segment eliminations													(388)	(278)
Non-segmented assets													428	518
Total assets													**10,983**	**11,146**
Segment liabilities	543	560	1,679	1,799	355	260	230	281	-	-	371	371	3,178	3,271
Inter-segment eliminations													(388)	(278)
Non-segmented liabilities													8,193	8,153
Total liabilities													**10,983**	**11,146**
Gross capital expenditure	162	143	295	240	173	176	45	36	-	6	6	7	681	608
Impairment losses	-	-	-	17	-	11	3	1	-	-	-	-	3	29
Impairment losses reversed	-	-	(4)	-	-	-	-	-	-	-	-	-	(4)	-
Depreciation	78	82	256	225	115	108	51	67	-	11	3	11	503	504
Amortization	37	37	99	79	4	(3)	15	17	-	2	2	4	157	136

In line with the new management structure, emerging markets have been split into Central and Eastern Europe, and Asia Pacific. The 2002 figures have been restated accordingly.

3. ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

Million euro	2003 Acquisitions	2003 Disposals	2002 Acquisitions	2002 Disposals
Non-current assets				
Property, plant and equipment	123	-	598	(529)
Intangible assets other than goodwill	6	-	18	-
Interest-bearing loans granted	1	-	-	-
Investments in associates	-	-	26	(33)
Investment securities	-	-	106	(3)
Deferred tax assets	1	-	27	-
Employee benefits	-	-	-	(287)
Receivables	-	-	71	(334)
Current assets				
Interest-bearing loans granted	-	-	54	-
Investment securities	-	-	31	-
Inventories	24	-	42	(159)
Income tax receivable	-	-	5	-
Trade and other receivables	25	-	121	(178)
Cash and cash equivalents	119	-	57	(132)
Minority interests	(40)	-	(71)	-
Non-current liabilities				
Interest-bearing loans and borrowings	(5)	-	(33)	17
Employee benefits	-	-	(77)	5
Deferred government grants	-	-	-	1
Provisions	(3)	-	-	6
Deferred tax liabilities	(2)	-	(113)	143
Current liabilities				
Interest-bearing loans and borrowings	(2)	-	(56)	15
Income tax payables	(3)	-	(21)	20
Trade and other payables	(37)	-	(221)	458
Provisions	(2)	-	(13)	-
Net identifiable assets and liabilities	**205**	-	**551**	**(990)**
Goodwill on acquisition	166	-	1,759	(990)
Goodwill on shareholdings increases	92	-	10	-
Decrease of minority shareholdings	61	-	37	-
Loss/(gain) on disposal	-	-	-	(2)
Part of acquisitions paid in the previous year	(22)	-	-	-
Consideration paid/(received), satisfied in cash	**502**	-	**2,357**	**(1,982)**
Cash (acquired)/disposed of	(119)	-	(57)	132
Net cash outflow/(inflow)	**383**	-	**2,300**	**(1,850)**

The following major acquisitions took place:

- In April, 70% of the KK Group in China for a consideration paid of 22m euro. Goodwill amounted to 18m euro.

- In August, 100% of Kombinat Napitkov, a company owning brewing production capacities in Novocheboksark, Republic of Chuvashia. Consideration paid was 32m euro and resulted in goodwill of 10m euro.

- In October, 87.36% of Apatinska Pivara Apatin in Serbia for a consideration paid of 271m euro. Goodwill amounted to 118m euro. In addition to the purchase consideration, Interbrew has issued three performance bonds, to ensure its compliance with the capex program, the marketing program and the social plan of Apatin. Through these performance bonds, Interbrew committed to spend agreed amounts on capex over 7 years, on marketing over 5 years, and to adhere to the social plan over 5 years in terms of job security, terms and conditions of employment and employee benefits. It is management's intention to follow the intended development of the Apatin business, and thus to comply with the commitments. Therefore no provision or contingent liability has been recognized.

The acquired subsidiaries were included in the consolidated accounts, using the purchase method of accounting. Resulting goodwill will be amortized over 20 years. Due to the complexity of the acquired businesses, the fair values of the identifiable assets and liabilities are still provisional on 31 December 2003 and subject to possible revisions in 2004.

Major stake increases completed in 2003:

- Interbrew acquired additional stakes in Brauergilde (0.41%) and its subsidiaries (Gilde Brauerei 14.6%, Hasseröder Brauerei 14.6%, Hofbrauhaus Wolters 18%) for a total consideration paid of 91m euro. Goodwill amounted to 59m euro and will be amortized over 40 years.

- An additional 20% in Jinling (China) for a consideration paid of 1m euro and resulting in goodwill of 2m euro, to be amortized over 20 years.

- Additional shares in SUN Interbrew Limited leading to a stake increase of 3.63%, for a total consideration paid of 23m euro. Goodwill amounted to 8m euro and will be amortized over 20 years.

- An additional 42.53% stake in Yantar Brewery (Ukraine), for a consideration paid of 32m euro, and resulting in goodwill of 22m euro, to be amortized over 20 years.

- Other acquisitions relate to additional shares purchased from minority shareholders in Central Europe and in Luxemburg as well as investments made to acquire distribution companies in France and Belgium. In Belgium this investment amounted to 16m euro, leading to goodwill of 14m euro. In France, the investment amounted to 7m euro, resulting in goodwill of 7m euro. Goodwill on distribution companies is amortized over 5 years.

4. OTHER OPERATING INCOME/(EXPENSES)

Million euro	2003	2002
Release of unused provisions	23	27
Net gain/(loss) on disposal of property, plant and equipment	20	15
Net rent income/(cost)	29	24
Additions to other provisions	(30)	(50)
Net other operating income/(expense)	28	20
Goodwill amortization and impairment	(120)	(106)
	(50)	**(70)**
Research and development expenses as incurred	14	15

5. PAYROLL AND RELATED BENEFITS

Million euro	2003	2002
Wages and salaries	906	932
Compulsory social security contributions	180	175
Other personnel cost	114	78
Contributions to defined contribution plans	3	5
Increase in liability for defined benefit plans	71	59
Movement in asset for defined benefit plans	27	21
	1,301	**1,270**
Full time equivalents during the year	38,224	35,044

6. ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment losses are included in the following line items on the income statement in 2003:

Million euro	Depreciation and impairment losses on Property, Plant and Equipment	Amortization and impairment losses on Intangible assets other than goodwill	Amortization and impairment losses on on Goodwill
Cost of sales	359	2	-
Distribution expenses	32	-	-
Sales and marketing expenses	74	27	-
Administrative expenses	37	8	-
Other operating income/(expenses)	-	-	120
	502	**37**	**120**

7. NET FINANCING COSTS

Million euro	2003	2002
Interest income	45	31
Interest expense	(152)	(147)
Dividend income, non-consolidated companies	4	5
Net foreign exchange gains/(losses)	(21)	(16)
Net revaluation to fair value of derivatives	-	(7)
Net gains/(losses) on sale of financial assets	1	3
Net hyperinflation gains/(losses)	3	9
Other, including bank fees	(11)	(12)
	(131)	**(134)**

8. INCOME TAX EXPENSE

Million euro	2003	2002
RECOGNIZED IN THE INCOME STATEMENT		
Current tax expense		
Current year	(131)	(172)
Over/(under) provided in prior years	8	4
	(123)	**(168)**
Deferred tax (expense)/income		
Over/(under) provided in previous years	4	-
Origination and reversal of temporary differences	(55)	(20)
Utilization of prior years' losses	(16)	-
Deferred tax on current year's losses	5	26
	(62)	**6**
Total income tax expense in income statement	**(185)**	**(162)**
Profit before tax	743	665
Deduct income from associates	(35)	(71)
Profit before tax and before income from associates	**708**	**594**
Effective tax rate	**26.1%**	**27.3%**
RECONCILIATION OF EFFECTIVE TAX RATE		
Profit before tax and income from associates	**708**	**594**
Adjustments on taxable basis		
Non-deductible amortization of goodwill and intangibles	89	69
Expenses not deductible for tax purposes	81	99
Non-taxable dividends from investments in non-group companies	(4)	(4)
Non-taxable financial and other income	(21)	(31)
	853	**727**
Aggregated weighted tax rate	**32.1%**	**34.8%**
Tax at aggregated weighted tax rate	(274)	(253)
Adjustments on tax expenses		
Recognition/(utilization) of tax losses not previously recognized	-	(1)
Over/(under) provided in prior years	12	4
Tax savings from tax credits	1	1
Tax savings from special tax status	94	109
Change in tax rate	(4)	(10)
Other tax adjustments, mainly withholding tax	(14)	(12)
	(185)	**(162)**

DEFERRED TAX INCOME/(EXPENSE) RECOGNIZED DIRECTLY IN EQUITY

Million euro	2003	2002
Change in accounting policy	-	17
Recognition of changes in fair values of identifiable assets and liabilities of companies acquired in 2002 (recognized in goodwill)	27	-
On effective portion of changes in fair value of cash flow hedges	-	(2)

9. PROPERTY, PLANT AND EQUIPMENT

Million euro	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost					
Balance at end of previous year	1,960	4,236	1,271	173	7,640
Effect of movements in foreign exchange	(101)	(190)	(30)	(11)	(332)
Acquisitions through business combinations	59	125	7	6	197
Expenditures	62	294	96	92	544
Transfer to other asset categories	10	51	20	(94)	(13)
Disposals	(57)	(162)	(63)	-	(282)
Other movements	9	(44)	(3)	-	(38)
Balance at end of year	**1,942**	**4,310**	**1,298**	**166**	**7,716**
Depreciation and impairment losses					
Balance at end of previous year	(730)	(2,523)	(875)	-	(4,128)
Effect of movements in foreign exchange	18	93	18	-	129
Acquisitions through business combinations	(24)	(48)	(2)	-	(74)
Depreciation	(73)	(315)	(116)	-	(504)
Impairment losses	(2)	(1)	-	-	(3)
Reversal of impairment losses	-	4	-	-	4
Transfer to other asset categories	(5)	5	-	-	-
Disposals	26	141	51	-	218
Other movements	(19)	-	3	-	(16)
Balance at end of year	**(809)**	**(2,644)**	**(921)**	**-**	**(4,374)**
Carrying amount					
at 1 January 2003	**1,230**	**1,713**	**396**	**173**	**3,512**
at 31 December 2003	**1,133**	**1,666**	**377**	**166**	**3,342**

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The net carrying amount of leased land and buildings was 13.1m euro (2002: 13.9m euro) and leased plant and equipment was 5.6m euro (2002: 9.5m euro).

10. GOODWILL

Million euro	
Acquisition cost	
Balance at end of previous year	4,033
Acquisitions through business combinations	258
Effect of movements in foreign exchange	(105)
Adjustments arising from subsequent identification or changes in value of identifiable assets and liabilities	38
Balance at end of year	**4,224**
Amortization and impairment losses	
Balance at end of previous year	(375)
Amortization	(120)
Effect of movements in foreign exchange	15
Balance at end of year	**(480)**
Carrying amount	
At 1 January 2003	**3,658**
At 31 December 2003	**3,744**

Due to the complexity of the acquired businesses, the fair values of the identifiable assets and liabilities of Beck & Co and Brauergilde Hannover AG, acquired in 2002, were still provisional on 31 December 2002. The revisions of the fair values done in 2003 led to additional goodwill of 33m euro for Brauergilde Hannover AG, and to additional goodwill of 5m euro for Beck & Co. This additional goodwill will be amortized over 20 years.

11. INTANGIBLE ASSETS OTHER THAN GOODWILL

Million euro	Patents & licenses	Development costs	Advance payments	Total
Acquisition cost				
Balance at end of previous year	305	-	3	308
Effect of movements in foreign exchange	(21)	-	-	(21)
Acquisitions through business combinations	6	-	-	6
Expenditures	133	-	4	137
Disposals	(18)	-	-	(18)
Transfers to other categories	10	-	(3)	7
Balance at end of year	**415**	**-**	**4**	**419**
Amortization and impairment losses				
Balance at end of previous year	(175)	-	-	(175)
Effect of movements in foreign exchange	2	-	-	2
Amortization	(37)	-	-	(37)
Disposals	16	-	-	16
Transfers to other categories	3	-	-	3
Balance at end of year	**(191)**	**-**	**-**	**(191)**
Carrying value				
at 1 January 2003	**130**	**-**	**3**	**133**
at 31 December 2003	**224**	**-**	**4**	**228**

12. INVESTMENTS IN ASSOCIATES

As at 31 December 2003, the company had the following significant investment in associates:

	Ownership
Mexico	
Femsa Cerveza	30.00%

This investment is accounted for under the equity method.

In April 2003, Interbrew sold its minority stake of 28.91% in Namibia Breweries for 31m euro, which was received in July 2003, after the clearance of the European Commission. The gain on the sale of 5m euro was credited to the goodwill of Beck.

13. INVESTMENT SECURITIES

Million euro	2003	2002
Non-current investments		
Equity securities available for sale	240	240
Debt securities held to maturity	7	37
	247	**277**
Current investments		
Equity securities available for sale	-	1
Debt securities held to maturity	-	30
	-	**31**

Non-current equity securities available for sale include Interbrew's stake in Pivovarna Union (Slovenia) for 77m euro, the Damm Group (Spain) for 85m euro, Guangzhou Zhujiang Brewery (China) for 18m euro and a 42m euro deposit, to secure our call option over the Lion Group's remaining 50% interest (refer to note 30).

14. LONG-TERM RECEIVABLES

Million euro	2003	2002
Trade receivables	34	12
Cash guarantees	19	24
Other receivables	271	309
	324	**345**

The option to buy as of 2006 a 5% additional stake in our Korean affiliate, Oriental Breweries, is included in the other receivables, for an amount of 22.7m euro. Under IFRS, this option is considered as a derivative. Nevertheless, this option is recorded at cost, because no quoted market price in an active market is available and because other methods of estimating the fair market value are dependent on the application of benchmark criteria and multipliers which can make the change in value so big that their usefulness for accounting purposes is highly questionable.

Doosan Corporation transferred to Hops Coöperatieve U.A., a co-operative incorporated in the Netherlands, all of its rights, title and interests and benefits in a stake of approximately 45% in Oriental Breweries. Interbrew sold to Merrill Lynch International a European-style put option and Merrill Lynch International sold to Interbrew an American-style call option on the Hops shares. The put option has been exercised on 7 January 2004 for a strike price of 612m euro (refer to note 30 "subsequent events").

15. DEFERRED TAX ASSETS AND LIABILITIES

RECOGNIZED DEFERRED TAX ASSETS AND LIABILITIES

	Assets		Liabilities		Net	
Million euro	2003	2002	2003	2002	2003	2002
Property, plant and equipment	29	44	(257)	(265)	(228)	(221)
Intangible assets	10	3	(48)	(31)	(38)	(28)
Other investments	1	-	(32)	(38)	(31)	(38)
Inventories	2	2	(5)	(10)	(3)	(8)
Interest-bearing loans and borrowings	11	11	(1)	-	10	11
Employee benefits	60	69	(2)	(1)	58	68
Provisions	30	44	(10)	(5)	20	39
Other items	30	22	(3)	(5)	27	17
Tax value of loss carry forwards utilized	103	117	-	-	103	117
Gross tax assets/(liabilities)	**276**	**312**	**(358)**	**(355)**	**(82)**	**(43)**
Set off of tax	(107)	(113)	107	113	-	-
Net tax assets/(liabilities)	**169**	**199**	**(251)**	**(242)**	**(82)**	**(43)**

TEMPORARY DIFFERENCES FOR WHICH NO DEFERRED TAX LIABILITY IS RECOGNIZED

On 31 December 2003, a deferred tax liability of 4m euro relating to an investment in a subsidiary has not been recognized, because management believes that this liability will not be incurred in the foreseeable future.

TEMPORARY DIFFERENCES FOR WHICH NO DEFERRED TAX ASSET IS RECOGNIZED

Tax losses carried forward on which no deferred tax asset is recognized amount to 170m euro (2002: 145m euro). Deferred tax assets have not been recognized on these items because it is not probable that future taxable profit will be available against which the benefits can be utilized.

16. INVENTORIES

Million euro	2003	2002
Prepayments	16	11
Raw materials and consumables	200	189
Work in progress	70	81
Finished goods	115	97
Goods purchased for resale	59	66
	460	**444**
Inventories other than work in progress		
Inventories stated at net realizable value	1	10
Carrying amount of inventories subject to retention of title clauses	6	9

The cost of inventories recognized as an expense in 2003, amounted to 2,381m euro, included in cost of sales.

17. TRADE AND OTHER RECEIVABLES

Million euro	2003	2002
Trade receivables	1,171	1,212
Interest receivable	15	9
Tax receivable, other than income tax	32	33
Derivative financial instruments with positive fair values	20	59
Other receivables	271	259
	1,509	**1,572**

18. CASH AND CASH EQUIVALENTS

Million euro	2003	2002
Short term bank deposits	75	67
Bank current accounts	367	144
Cash	3	4
Cash and cash equivalents	**445**	**215**
Bank overdrafts	**(85)**	**(122)**
	360	**93**

Bank current accounts increased by 223m euro for two main reasons:

- In Apatinska Pivara Apatin, the Serbian subsidiary acquired in October 2003, 105m euro is held on a bank current account. It is not the company's policy to hold such amounts of cash in unrated banks (the highest credit rating for a Serbian bank is the rating of Serbia as a country). Appropriate measures are being taken to regularize the Serbian bank accounts to normal balances.
- An escrow account of 104m euro held for the acquisition of the Lion Group (refer to note 30 for subsequent events).

19. CAPITAL AND RESERVES

RECONCILIATION OF MOVEMENTS IN CAPITAL AND RESERVES

	Issued	Share	Treasury	Translation	Hedging	Retained	Total
Million euro		capital	premium	shares	reserves	earnings	
As per 1 January 2002	332	3,209	-	533	(8)	752	**4,818**
Recognized gains and losses	-	-	-	(431)	-	467	36
Change in measurement currency of an affiliate	-	-	-	20	-	(52)	(32)
Other items recognized directly in equity	-	-	(6)	-	-	(1)	(7)
Shares issued	1	3	-	-	-	-	4
Dividends to shareholders	-	-	-	-	-	(125)	(125)
As per 31 December 2002	333	3,212	(6)	122	(8)	1,041	**4,694**
Recognized gains and losses	-	-	-	(342)	2	505	165
Shares issued	-	3	-	-	-	-	3
Dividends to shareholders	-	-	-	-	-	(142)	(142)
As per 31 December 2003	333	3,215	(6)	(220)	(6)	1,404	**4,720**

SHARE CAPITAL AND SHARE PREMIUM

Million shares	2003	2002
On issue at 1 January	431.6	431.1
Issued for cash	0.4	0.5
On issue at 31 December	**432.0**	**431.6**

The authorized share capital comprises 643,896,104 ordinary shares, for an amount of 495.8m euro, of which 333m euro has already been issued. The shares have no par value. The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings of the company.

Warrants

On 31 December 2003, 8,975 warrants for an aggregate of 3,590,000 shares were outstanding at a weighted average exercise price of 3.30 euro per share. Of these warrants, 6,229 for an aggregate of 2,491,600 shares, and a weighted average exercise price of 2.92 euro per share, are kept in auto control and will never be exercised. The issuances must be within the authorized capital and must satisfy the conditions for limitation or cancellation of shareholders' preferential rights.

Dividends

On 2 March 2004, a dividend of 156m euro, or 0.36 euro per share, is proposed by the Board of Directors. The dividend has not been recorded in the 2003 financial statements.

Translation reserves

The translation reserves comprise all foreign exchange differences arising from the translation of the financial statements of foreign entities, as well as from the translation of liabilities and the fair value adjustment of derivative financial instruments that effectively hedge the company's net investment in foreign subsidiaries.

Hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges where the hedged transaction has not yet occurred.

20. EARNINGS PER SHARE

BASIC EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit attributable to ordinary shareholders of 505m euro (2002: net profit of 467m euro) and a weighted average number of ordinary shares outstanding during the year, calculated as follows:

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Million shares	2003	2002
Issued ordinary shares at 1 January	431.6	431.1
Effect of shares issued	0.1	0.3
Weighted average number of ordinary shares at 31 December	**431.7**	**431.4**

DILUTED EARNINGS PER SHARE

The calculation of diluted earnings per share is based on net profit attributable to ordinary shareholders of 505m euro (2002: 467m euro) and a weighted average number of ordinary shares (diluted) outstanding during the year, calculated as follows:

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (DILUTED)

Million shares	2003	2002
Weighted average number of ordinary shares at 31 December	431.7	431.4
Effect of share option on issue	2.1	3.1
Weighted average number of ordinary shares (diluted) at 31 December	**433.8**	**434.5**

21. INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the contractual terms of the company's interest-bearing loans and borrowings. For more information about the company's exposure to interest rate and foreign currency risk, refer to note 25.

NON-CURRENT LIABILITIES

Million euro	2003	2002
Secured bank loans	1	6
Unsecured bank loans	1,192	1,156
Unsecured bond issues	989	244
Unsecured other loans	8	8
Finance lease liabilities	10	19
	2,200	**1,433**

CURRENT LIABILITIES

Million euro	2003	2002
Secured bank loans	2	-
Unsecured bank loans	574	1,244
Unsecured other loans	6	25
Unsecured bank facilities	23	44
Finance lease liabilities	7	7
	612	**1,320**

TERMS AND DEBT REPAYMENT SCHEDULE

Million euro	Total	1 year or less	1-2 years	2-5 years	More than 5 years
Secured bank loans	3	2	-	1	-
Unsecured bank loans	1,766	574	212	973	7
Unsecured bond issues	989	-	26	290	673
Unsecured other loans	14	8	4	2	-
Unsecured bank facilities	23	23	-	-	-
Finance lease liabilities	17	7	4	2	4
	2,812	**614**	**246**	**1,268**	**684**

FINANCE LEASE LIABILITIES

Million euro	Payments 2003	Interest 2003	Principal 2003	Payments 2002	Interest 2002	Principal 2002
Less than one year	7	-	7	8	1	7
Between one and five years	7	1	6	17	4	13
More than five years	5	1	4	10	4	6
	19	**2**	**17**	**35**	**9**	**26**

22. EMPLOYEE BENEFITS

Interbrew maintains retirement, post-retirement medical and long-term benefits plans in several countries in which the Group operates. These benefits are all accounted for under IAS 19 and are treated as post-employment and long-term benefits plans. On 31 December 2003 the group's net liability for post-employment and long-term benefits plans amounted to 269m euro.

Million euro	2003	2002
Present value of funded obligations	(1,485)	(1,261)
Fair value of plan assets	1,094	904
Present value of net obligations for funded plans	**(391)**	**(357)**
Present value of unfunded obligations	(254)	(231)
Present value of net obligations	**(645)**	**(588)**
Unrecognized actuarial gains	(4)	(2)
Unrecognized actuarial losses	360	281
Unrecognized past service cost	20	12
Net asset/(liability) recognized in the balance sheet	**(269)**	**(297)**
Liability recognized in the balance sheet	**(300)**	**(329)**
Asset recognized in the balance sheet	**31**	**32**

The actual increase / (decrease) of plan assets in 2003 and 2002 was 136m euro and (92)m euro respectively.

DEFINED CONTRIBUTION PLANS

In the case of defined contribution plans, Interbrew companies pay contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the Group companies have no further payment obligation. The regular contribution expenses constitute an expense for the year in which they are due. For 2003, the defined contribution expenses for the Group amounted to 3m euro.

DEFINED BENEFIT PLANS

The company makes contributions to 49 defined benefit plans of which 38 are retirement plans in the form of final pay programs and 11 are medical cost plans. The total expense for 2003 for the Group amounted to 98m euro.
The plan assets do not include ordinary shares issued by the company or any property of the company.

MOVEMENTS IN THE NET LIABILITY RECOGNIZED IN THE BALANCE SHEET

Million euro	2003	2002
Net asset/(liability) at 1 January	**(297)**	**6**
Scope changes'	(8)	(359)
Contributions received	132	103
Expense recognized in the income statement	(98)	(80)
Exchange difference	2	33
Net asset/(liability) at 31 December	**(269)**	**(297)**

EXPENSE RECOGNIZED IN THE INCOME STATEMENT

Million euro	2003	2002
Current service costs	(46)	(48)
Interest on obligation	(94)	(94)
Expected return on plan assets	71	82
Recognized past service cost	(14)	(12)
Actuarial gains/(losses)	(12)	(4)
Gains/(losses) on settlements or curtailments	(3)	(4)
	(98)	**(80)**

Pension expense is included in the following line items on the income statement:

Million euro	2003	2002
Cost of sales	(29)	(36)
Distribution expenses	(21)	(12)
Sales and marketing expenses	(17)	(12)
Administrative expenses	(32)	(15)
Other operating income/(expenses)	1	(1)
Restructuring charges	-	(4)
	(98)	**(80)**

LIABILITY FOR DEFINED BENEFIT OBLIGATIONS

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):

	2003	2002
Discount rate at 31 December	5.7%	6.2%
Expected return on plan assets at 31 December	7.5%	7.5%
Future salary increases	3.0%	3.1%
Future pension increases	1.0%	2.1%
Medical cost trend rate	10% p.a., reducing by 0.5% p.a. to 5% and 4% for dental claims	9% p.a., reducing by 0.5% p.a. to 5% and 4% for dental claims

(1) Recognition of changes in fair values of identifiable assets and liabilities of companies acquired in 2002.

EQUITY COMPENSATION BENEFITS

In 1999 the company established a long-term incentive program for key management employees. Under this program, subscription rights can be offered for free to key management employees and secondarily to directors. Each subscription right entitles the holder to subscribe for one new ordinary share of Interbrew SA, paying the average price over the 30 trading days before it was offered. Subscription rights have a term of ten years, and can be exercised over a three-year period. The issues of rights are in accordance with the interest of the company and its shareholders, since they aim to motivate the management with a view to the development of the activities of the company in the long run.

Million options	2003	2002
Options outstanding at 1 January	9.5	6.8
Options issued during the year	0.7	3.0
Options exercised during the year	(0.2)	-
Options cancelled during the year	(0.1)	(0.3)
Options outstanding at 31 December	**9.9**	**9.5**

The weighted average price of options outstanding is 21.70 euro per share (2002: 21.56 euro per share).

23. PROVISIONS

Million euro	Restructuring	Disputes	Other	Total
Balance at end of previous year	182	13	139	334
Effect of movements in foreign exchange	(5)	-	(3)	(8)
Changes in scope	-	-	5	5
Provisions made	19	2	18	39
Provisions used	(49)	(1)	(23)	(73)
Provisions reversed	(5)	(4)	(14)	(23)
Other movements	(1)	3	11	13
Balance at end of year	**141**	**13**	**133**	**287**
Non-current balance at end of year	77	7	116	200
Current balance at end of year	64	6	17	87
	141	**13**	**133**	**287**

24. TRADE AND OTHER PAYABLES

Million euro	2003	2002
Trade payables	702	710
Payroll and social security payables	201	197
Tax payable, other than income tax	366	410
Interest payable	25	13
Consigned packaging	241	230
Cash guarantees	2	2
Derivative financial instruments with negative fair values	102	38
Dividends payable	2	1
Other payables	315	339
	1,956	**1,940**

25. FINANCIAL INSTRUMENTS

TERMS, CONDITIONS AND ACCOUNTING POLICIES

Exposure to interest rate, currency, credit and commodity risk arises in the normal course of the Group's business. Derivative financial instruments are used to mitigate those risks. Derivatives are instruments, the value of which is derived from one or more underlying assets, reference prices or indices, like swaps, forward contracts, futures and options. Derivatives create rights and obligations that, fully or partly, transfer one or more of the financial risks underlying the primary financial instruments between the contract parties involved. The Group's policy prohibits the use of derivatives in the context of trading. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

The main financial instruments used to cover foreign exchange risk are forward exchange contracts and Cross Currency Swaps. Options are used, but to a much lesser extent. The objective of the Group's use of currency derivatives is to eliminate or mitigate the exposure of its foreign currency denominated (forecasted) receivables, (forecasted) payables, inter-company interest, dividends, royalties, licenses and management fees and to ensure predictability of earnings.

Interest rate swaps, collars and forward rate agreements are used to cover interest rate risk through fixing or limiting the interest rate paid on existing variable rate debt or by hedging the fair value exposure on fixed rate debt.

The Group measures commodity risk annually and will hedge the identified risk using a combination of fixed price contracts, exchange traded future contracts and other derivative contracts.

The following table indicates the remaining maturity of financial instruments as at 31 December 2003. The amounts included in this table in relation to derivatives are the notional amounts.

Million euro Derivatives	< 1 year	1-5 years	> 5 years
Foreign currency			
Forwards	427	-	-
Options	19	-	-
Interest rate			
Swaps	73	697	-
Cross currency swaps	-	128	930
FRA	360	-	-
Options (collars)	181	25	-
Commodities			
Corn futures	2	-	-

FOREIGN CURRENCY RISK

The impact of exchange rates on the net investment in self-sustaining foreign operations and the net monetary assets of foreign operations in hyperinflationary economies do not represent a true economic risk to the Group since there is no intention to actually convert the net assets or liabilities to the base currency.

The Group incurs foreign currency risk on (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees, investments and borrowings that are denominated in a currency other than euro. The currencies giving rise to this risk are primarily US dollar, Canadian dollar and pound sterling.

The Group hedges its net transactional exposures as described in its Financial Risk Management Policy. This means that normal country operational exposures that are reasonably expected will be hedged 100% for one year. Group exposures, which are defined as inter-company interest, third party interest, dividends, royalties, licenses and management fees, will be hedged 100% within the first 6 months, and 50% within 7 to 12 months.

Cash flow hedges

The Group mainly uses forward exchange contracts with maturities less than one year to manage its foreign currency risk arising from (forecasted) sales, (forecasted) purchases, inter-company interest, dividends, royalties, licenses and management fees.

When all conditions are met, cash-flow hedge accounting is applied. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity. On these cash flow hedges, a gain of 15.7m euro was posted through equity as per 31 December 2003.

The impact on economic hedges for which hedge accounting cannot be applied is immediately recognized in the income statement. For 2003, this amounted to a 1m euro gain.

The table below provides an indication of the Group's foreign currency positions as at 31 December 2003 relating to these net transactional and Group exposures for the material currency pairs. The open positions are the result of the application of the Group's policy.

Million euro	Total Exposure	Derivatives	Open position
US dollar/euro	77	77	-
Canadian dollar/euro	176	132	44
Pound sterling/euro	189	178	11

Net investment hedges

The Group uses euro / pound sterling cross currency interest rate swaps (CCIRS - nominal amount 180m pound sterling) in order to hedge the foreign currency exposure of the Group's net investment in its UK subsidiary (Nimbuspath). As of December 31, 2003 the hedge of the net investment in Nimbuspath has been determined to be effective and as a result the effective portion of the change in fair value of the CCIRS attributable to the hedged risk has been recognized in equity.

For a description of the foreign currency risk hedging related to Private Placement please refer to Private Placement Hedges.

INTEREST RATE RISK

The Group adopts a policy of ensuring that at least 45% of its exposure to changes in interest rates of the total debt is hedged on a weighted average term to maturity basis. As per this policy the Group should never have more than 80% of its total debt fixed. The purpose of this policy is to achieve an optimal balance between the higher cost of fixed rate financing and the risks of short term volatility.

Interest rate risk expressed in euro

The Group entered into several collars, forward rate agreements (FRA) and interest rate swaps (IRS) to hedge the floating rate on a 1.600m euro credit facility agreement (dated 12/06/2002 maturing after 5 years) with an outstanding amount of 800m euro per 31/12/03 under the Term Loan tranche (Tranche A) and with an outstanding of 60m euro per 31/12/03 under the Multicurrency Revolving Facility (Tranche B).

All derivatives were designated as cash flow hedges. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity. For these cash flow hedges, a loss of 18.8m euro was posted through equity as per 31 December 2003.

Interest rate risk expressed in Canadian dollars:

The Group entered into several interest rate swap agreements to hedge the floating rate on a 150m Canadian dollar tranche of a syndicated loan with a maturity date December 12, 2005 (refinancing of the outstanding after the expiry date is foreseen).

Collars and interest rate swaps were concluded in order to hedge the forecasted Canadian dollar cash-flows.

The Group entered into 2 interest rate swap agreements (IRS) to hedge the floating rate on a 107m US dollar bank loan (financing of the acquisition of the distribution rights for Bass in the USA) with a maturity date December 12, 2005.

All these Canadian dollar derivatives were designated as cash flow hedges. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity. For these cash flow hedges, a loss of 6m euro was posted through equity as per 31 December 2003.

For a description of the interest rate risk hedging related to Private Placements please refer to Private Placement Hedges.

PRIVATE PLACEMENT HEDGES (FOREIGN CURRENCY RISK + INTEREST RATE RISK EXPRESSED IN US DOLLARS)

a) Private Placement of 162m US dollars maturing on July 23, 2008

The Group entered into three US dollar / Canadian dollar cross-currency interest rate swap agreements (CCIRS - nominal amount 162m US dollar) designated as a fair value hedge of the foreign exchange risk and the interest rate risk of a 162m US dollar denominated fixed rate debt. These cross-currency interest rate swaps expire on July 23, 2008. The fair values of the CCIRS and the change in fair value of the hedged items attributable to changes in foreign exchange rates and changes in risk-free interest rates are both recognized in the income statement.

b) Private Placement of 850m US dollars of which:

- 300m US dollars will expire in 2009
- 475m US dollars will expire in 2010
- 75m US dollars will expire in 2013

The Group hedged the foreign exchange risk and the interest rate risk of 730m US dollars of the private placement (180m US dollars of tranche 2009; full tranche 2010; full tranche 2013) by entering into a US dollar fixed / euro floating CCIRS (Cross Currency Interest Rate Swap) for a total amount of 730m US dollars expiring in 2009, 2010 and 2013. The fair values of the CCIRS and the change in fair value of the hedged items attributable to changes in foreign exchange rates and changes in risk-free interest rates are both recognized in the income statement.

Two US dollar fixed / euro fixed CCIRS (nominal amount 120m US dollars) were designated as cash flow hedges of the US dollar private placement (120m US dollar tranche 2009). As the retrospective testing resulted in 100% effectiveness, the full loss (9.3m euro) on the derivative financial instruments is recognized directly in equity as per 31 December 2003.

CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e. where counterparties may default on their obligations to the Group in relation to lending, hedging, settlement and other financial activities. Management has a credit policy in place and the exposure to credit risk is monitored. The Group does not require collateral in respect to financial assets. Its investment policy specifically allocates the investment lines to an approved list of counterparties with an established maximum investment (based on credit risk) for each. All investments are fairly short term (< 1 year), are not more than 10% of any issue and are made only in high quality investment grade companies.

The only exception to this policy is the deposit of 106m euro in banks in Serbia where the banks have no rating and cannot be rated higher than the country rating.

With respect to derivative financial instruments, credit risk exposure is 20.5m euro. This amount is the total of the positive fair values (without add-on) of derivatives and as such the loss that could result from non-performance of contractual obligations by the Groups counterparties.

COMMODITY RISK

The Group essentially uses fixed price contracts to minimize exposure to unfavorable commodity price changes (e.g. glass, cans, crowns, malt, corn syrup, corn grits, hops, labels, corrugated). It is the Group's policy to hedge a minimum of 30% of commodity exposure. To hedge the corn requirements, the Group purchases corn futures on organized corn exchanges. No hedge accounting is applied with regard to these contracts.

FAIR VALUE

The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. In determining the fair value of its financial assets and financial liabilities, the Group takes into account its current circumstances and the costs that would be incurred to exchange or settle the underlying financial instrument.

The fair values of derivative interest contracts are estimated by discounting expected future cash flows using independent yield curves. The fair value of forward contracts is calculated as the discounted value of the difference between the contract rate and the current forward price. The following table indicates the clean fair values of all outstanding derivatives financial instruments.

The fair values of the following financial instruments differ from their carrying amounts shown in the balance sheet:

Million euro	Carrying Amount 2003	Fair Value 2003	Carrying Amount 2002	Fair Value 2002
Financial derivatives				
Forward exchange contracts:				
Assets	19	19	25	25
Liabilities	(2)	(2)	(8)	(8)
Interest Rate Swaps:				
Assets	-	-	-	-
Liabilities	(24)	(24)	(28)	(28)
Collars:				
Assets	-	-	-	-
Liabilities	(1)	(1)	(2)	(2)
Cross Currency Swaps:				
Assets	2	2	35	35
Liabilities	(78)	(78)	-	-
Bank loans				
Euro fixed rate loans	(24)	(24)	(30)	(31)
South Korean won fixed rate loans	(13)	(13)	(56)	(56)
Chinese yuan fixed rate loans	(8)	(8)	(7)	(7)
US dollar fixed rate loans	(1)	(1)	(4)	(4)
Pound sterling fixed rate loans	-	-	(1)	(1)
Canadian dollar fixed rate loans	(73)	(73)	-	-
Debentures				
Euro fixed rate loans	(100)	(100)	(39)	(39)
Canadian dollar fixed rate loans	(31)	(33)	(30)	(31)
US dollar fixed rate loans	(819)	(819)	(175)	(175)
South Korean won fixed rate loans	(73)	(73)	-	-
Russian ruble fixed rate loans	(70)	(69)	-	-
Total	**(1,296)**	**(1,297)**	**(320)**	**(322)**
Unrecognized gains/(losses)	-	(1)	-	(2)

The fair value of these instruments generally reflects the estimated amounts that the Group would receive on settlement of favorable contracts or be required to pay to terminate unfavorable contracts at the reporting date, and thereby takes into account the current unrealized gains or losses on open contracts.

EFFECTIVE INTEREST RATES AND REPRICING ANALYSIS

In respect of interest-bearing financial liabilities, the following table indicates their effective interest rates at balance sheet date and the periods in which they reprice.

	2003				
Million euro	Effective interest rate	Total	< 1 year	1-5 years	> 5 years
Bank loans					
Euro floating rate loans	2.52%	986	986	-	-
Bulgarian lev floating rate loans	4.86%	13	13	-	-
Canadian dollar floating rate loans	3.22%	132	132	-	-
Pound sterling floating rate loans	4.19%	135	135	-	-
South Korean won floating rate loans	5.48%	41	41	-	-
Russian ruble floating rate loans	9.72%	56	56	-	-
Ukrainian hryvnia floating rate loans	22.70%	29	29	-	-
US dollar floating rate loans	1.61%	192	104	88	-
Canadian dollar fixed rate loans	6.07%	31	31	-	-
Chinese yuan fixed rate loans	5.40%	8	7	1	-
Euro fixed rate loans	5.20%	24	6	11	7
South Korean won fixed rate loans	7.70%	13	-	13	-
US dollar fixed rate loans	6.00%	1	-	-	1
Debentures					
Canadian dollar fixed rate notes	3.68%	74	-	74	-
Euro fixed rate notes	2.61%	100	100	-	-
South Korean won fixed rate loans	6.70%	73	-	73	-
Russian ruble fixed rate loans	13.75%	68	-	68	-
US dollar fixed rate notes	4.71%	819	1	-	818
Overdraft facilities		85	85	-	-
Finance lease liabilities		17	7	10	-
Total		**2,897**	**1,733**	**338**	**826**

EFFECTIVE INTEREST RATES AND REPRICING ANALYSIS (CONTINUED)

			2002		
Million euro	Effective interest rate	Total	< 1 year	1-5 years	> 5 years
Bank loans					
Euro floating rate loans	3.39%	1,692	1,692	-	-
Russian ruble floating rate loans	17.24%	68	68	-	-
Ukrainian hryvnia floating rate loans	13.08%	6	6	-	-
US dollar floating rate loans	2.25%	25	25	-	-
US dollar fixed rate loans	6.00%	9	1	-	8
Hungarian forint floating rate loans	9.00%	7	7	-	-
Romanian lei floating rate loans	22.52%	11	11	-	-
South Korean won floating rate loans	6.72%	169	169	-	-
Canadian dollar floating rate loans	3.27%	222	222	-	-
Euro fixed rate loans	5.40%	31	5	7	19
South Korean won fixed rate loans	9.79%	56	40	16	-
Chinese yuan fixed rate loans	5.68%	7	7	-	-
Pound sterling floating rate loans	4.58%	169	169	-	-
Pound sterling fixed rate loans	4.36%	1	1	-	-
Namibian dollar floating rate loans	11.10%	11	11	-	-
Debentures					
Euro fixed rate notes	3.27%	39	39	-	-
US dollar fixed rate notes	6.47%	175	2	-	173
Canadian dollar fixed rate notes	6.07%	30	-	-	30
Overdraft facilities	6.26%	122	122	-	-
Finance lease liabilities		25	7	12	6
Total		**2,875**	**2,604**	**35**	**236**

26. OPERATING LEASES

LEASES AS LESSEE

Non-cancelable operating lease rentals are payable as follows:

Million euro	2003	2002
Less than one year	102	96
Between one and five years	381	358
More than five years	150	154
	633	**608**

The company leases a number of warehouse, factory facilities and other commercial buildings under operating leases. The leases typically run for an initial period of five to ten years, with an option to renew the lease after that date. Lease payments are increased annually to reflect market rentals. None of the leases include contingent rentals.

The company has sublet some of the leased properties. Sublease payments of 48m euro are expected to be received during the following financial year, 194m euro between one and five years, and 77m euro over more than five years.

In 2003, 38m euro was recognized as an expense in the income statement in respect of operating leases (2002: 33m euro).

LEASES AS LESSOR

The company leases out part of its property under operating leases. Non-cancelable operating lease rentals are receivable as follows:

Million euro	2003	2002
Less than one year	42	30
Between one and five years	173	133
More than five years	107	75
	322	**238**

In 2003, 67m euro (2002: 57m euro) was recognized as rental income in the income statement.

27. CAPITAL COMMITMENTS

The company has entered into contracts to purchase property, plant and equipment for 66m euro (2002: 62m euro).

28. CONTINGENCIES

The company is not aware of any material contingencies.

29. RELATED PARTIES

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE BOARD MANAGEMENT MEMBERS

Loans to directors and executive board management members, amounting to 4.6m euro (2002: 3m euro) are included in "other receivables" (refer note 14) of which 2.7m euro are interest-bearing (2002: 2.9m euro).

In addition to salaries, the company also provides non-cash benefits to executive board management members, and contributes to a post-employment defined benefit plan on their behalf. In accordance with the terms of the plan, executive board management members retire between the age of 60 and 65 and are entitled to receive annual payments ranging up to 70% of their salary (depending on the length of service in the company) or a corresponding lump sum payment. In the case of early retirement the annual payment is reduced based on actuarial calculations and the terms of the pension plan. Executive board management members also participate in the company's share option program (refer note 22).

Total directors and executive board management remuneration included in "Payroll and related benefits" (refer note 5):

Million euro	2003	2002
Directors	1.1	1.0
Executive Board Management members	20.5	15.0
	21.6	**16.0**

Directors' payments consist mainly of directors' fees (tantièmes).

The 2003 amounts above cover the executive board of management, in line with a reorganisation in 2003.

TRANSACTIONS WITH ASSOCIATES (REFER NOTE 12)

Associates did not have any material intercompany transactions in 2003 and 2002 and accordingly no significant trade receivables from or payables to associates are outstanding at the balance sheet dates. Transactions with associates are priced on an arm's length basis. Dividends were received from associates for an amount of 54m euro (2002: 19m euro).

30. SUBSEQUENT EVENTS

On 18 September 2003, Interbrew announced a strategic partnership with Gabriel Sedlmayr Spaten-Franziskaner Bräu KGaA ("Spaten"), which will combine Spaten's beer business with Interbrew Deutschland. On 22 December 2003, the European Commission granted unconditional clearance to the strategic partnership with Spaten. The transaction is still subject to shareholders' approval, and is expected to close in the second half of 2004. The transaction will be executed in three steps:

1. Spaten will spin-off the Spaten-Franziskaner brewing activities into a separate legal entity
2. These activities, plus Löwenbrau brewing, will be contributed to Interbrew Deutschland in exchange for a 13% share in the enlarged equity of Interbrew Deutschland
3. Brauerei Beck & Co (Interbrew Deutschland) will acquire the Dinkelacker-Schwaben-Bräu AG business for 76m euro.

Based on 2004 performance thresholds for Spaten, an additional future payment of up to 56m euro may be triggered. In addition, Sedlmayr Treuhandgesellschaft, owned by the Sedlmayr family, has announced it is acquiring the von Finck family's shareholding in Spaten. Interbrew has agreed to acquire up to 100,000 shares, equivalent to some 29% of the issued limited share capital of Spaten for a consideration of up to 200m euro. This is expected to take place in March 2004. Thereafter, Interbrew will retain these shares for up to 18 months.

On 7 January 2004, Merrill Lynch International exercised its European-style put option to Interbrew for a strike price of 612m euro, covering 100% control of Hops Cooperatieve U.A. Hops holds 45% of the shares of Oriental Brewery, having acquired these shares from the Doosan Group. The goodwill resulting from this transaction amounts to approximately 450m euro and will be amortized over 20 years. In addition to the above, Interbrew concluded an agreement with the Doosan Group regarding the payment of a potential additional consideration, which is contingent on certain economic triggers being met on 1 January 2005. Based on current management's estimates, this additional consideration could amount to 42m euro payable in 3 instalments in 2005 – 2006 – 2007. If the economic triggers are met, management expects that they will have a positive impact on the results of our Korean affiliate.

On 16 January 2004, Interbrew closed its transaction with the Malaysian Lion Group, to acquire a controlling interest in the Lion Group's beer business in China. The Lion Group has majority stakes in eleven breweries. The total consideration for 100% of the Lion Group's interests in its brewery companies is 263m US dollars. On completion, Interbrew paid to the Lion Group 131.5m US dollars (104m euro) for a 50% interest, as well as a deposit of 52.6m US dollars (42m euro) to secure our call option over the Lion Group's remaining 50% interest after one year (refer to note 13 investment securities and note 18 cash and cash equivalents). The goodwill of the transaction is estimated to be approximately 80m euro, subject to the fixed assets valuation, and will be amortized over 20 years. The Lion Group will be included in the 2004 accounts, using the purchase method of accounting.

On 2 March 2004, date of appoval of the present financial statements by the Board of Directors, the Board of Directors authorized the signing of a series of agreements that should lead to the acquisition of a 100% interest in a company holding directly and indirectly 52.8% of the voting shares of Companhia de Bebidas das Américas ('AmBev'). The transaction should also involve a contribution to AmBev of Interbrew's Canadian operations, Labatt USA and Interbrew's 30% stake in Femsa Cerveza. Interbrew will also be required to launch a Mandatory Tender Offer for the common shares of AmBev that it will not yet own.

31. INTERBREW COMPANIES

Listed below are the most important Interbrew companies. A complete list of the company's investments is available at Interbrew SA, Vaartstraat 94, B-3000 Leuven, Belgium. The total number of companies consolidated and accounted for under the equity method is 257.

LIST OF MOST IMPORTANT CONSOLIDATED COMPANIES

NAME AND REGISTERED OFFICE	% OF SHAREHOLDING
BELGIUM	
INTERBREW S.A. - Grand'Place 1 - 1000 - Bruxelles	Consolidating company
BRASSERIE DE L'ABBAYE DE LEFFE S.A. - Place de l'Abbaye 1 - 5500 - Dinant	98.54
BROUWERIJ VAN HOEGAARDEN N.V. - Stoopkensstraat 46 - 3320 - Hoegaarden	100
COBREW S.A. - Vaartstraat 98 - 3000 - Leuven	100
IMMOBREW N.V. - Industrielaan 21 - 1070 - Brussel	99.89
INTERBREW BELGIUM N.V. - Industrielaan 21 - 1070 - Brussel	99.98
BOSNIA-HERZEGOVINA	
UNILINE d.o.o. - Ivana Gundulica b.b. - 88340 - Grude	59
BULGARIA	
KAMENITZA AD - Karp. Raitcho Street 95 - Plovdiv	85.05
CANADA	
LABATT BREWING COMPANY LIMITED - 207 Queens's Quay West,Suite 299 - M5J 1A7 - Toronto	100
CHINA	
NANJING INTERBREW JINLING BREWERY CO. LTD - Qiliqiao - 211800 - Nanjing	80
ITW ZHEJIANG HOLDING LTD - 8/F Bank of America Tower, 12 Harcourt Road - Central Hong Kong	100
NINGBO LION BREWERY COMPANY LIMITED - Yin Jiang Town, Yin Xian County - 315151 - Ningbo	38.7
ZHEJIANG ZHEDONG BREWERY CO. LTD - Building n.5 Ningbo Nanyuan hotel n.2 Lingqiao road - 315000 - Ningbo	70
HUASHI BREWERY (ZHOUSHAN) COMPANY LIMITED - No.1 Zi Zhu Lin Road, Ding Hai District - 316000 - Zhoushan City	70
CROATIA	
ZAGREBACKA PIVOVARA D.D. - Ilica 224 - 10000 - Zagreb	72
CZECH REPUBLIC	
PIVOVARY STAROPRAMEN A.S. - Nadrazni 84 - CZ - 150 54 - Praha 5	99.57
FRANCE	
INTERBREW FRANCE S.A. - Avenue Pierre Brosselette 14 BP 9 - 59280 - Armentières Cédex	100
GERMANY	
BRAUEREI BECK GmbH & CO. KG - Am Deich 18/19 - 28199 - Bremen	100
BRAUERGILDE HANNOVER AG - Hildesheimer Strasse 132 - 30173 - Hannover	100
STAROPRAMEN PRAGER BIER VERTRIEBGESELLSCHAFT GmbH - Schwesswitzer Strasse - 6686 - Lützen	100
BRAUEREI DIEBELS GmbH & CO.KG - Brauerei-Diebels-Strasse 1 - 47661 - Issum	100
HASSERÖDER BRAUEREI GmbH - Auerhahnring 1 - 38855 Wernigerode	100
GRAND DUCHY OF LUXEMBURG	
BRASSERIE DE LUXEMBOURG MOUSEL - DIEKIRCH - 1, Rue de la Brasserie - L-9214 -	93.67
HUNGARY	
BORSODI SORGYAR Rt. - Rackoczi UT 81 - 3574 - Böcs	98.58

NAME AND REGISTERED OFFICE	% OF SHAREHOLDING
ROMANIA	
INTERBREW EFES BREWERY - 287, Gh. Gr. Cantacuzino str., - 2000 - Ploiesti	50
INTERBREW ROMANIA SA - Str. Siriului nr. 20, et. 4-5, 014354 - Sector 1 - Bucharest	96.58
RUSSIA	
CJSC BEVERAGE COMBINE - Vostochnaya ul.,29 - 429959 - Novocheboksarsk	73.64
SUN INTERBREW LIMITED - 6 Vorontsovsky Park - M7630 Moscow	73.64
UNITED BREWING PLANTS, OPEN JOINT STOCK COMPANY - 28 Moscovskaya Street, Moscow region - 141600 - Klin	73.64
SERBIA AND MONTENEGRO	
INDUSTRIJA PIVA I SOKOVA "TREBJESA" A.D. - Njegoseva 18 - 81400 - Niksic	72.7
APATINSKA PIVARA APATIN - Trg Oslobodjenja 5 - CS-25260 - Apatin	87.36
SLOVAK REPUBLIC	
STAROPRAMEN SLOVAKIA S.R.O. - Kosickà 52 - 821 08 - Bratislava	99.57
SOUTH KOREA	
ORIENTAL BREWERY CO. LTD - Hanwon Bldg, #1449-12, Seocho Dong Seocho-Ku - 137-866 - Seoul	50.92
THE NETHERLANDS	
INTERBREW NEDERLAND N.V. - Ceresstraat 13 - 4811 CA - Breda	100
INTERBREW INTERNATIONAL B.V. - Ceresstraat 19 - 4811 CA - Breda	100
U.S.A.	
BECK'S NORTH AMERICA INC. - 1 Station Place - 6902 Stamford	100
LABATT USA INC. - 1209 Orange Street - DE 19801 - Wilmington	70
LATROBE BREWING COMPANY L.L.C. - 1209 Orange Street - DE 19801 - Wilmington	70
UKRAINE	
CJSC CHERNIHIV BREWERY DESNA - 20 Instrumentalnaya Street - 14037 - Chernigiv	68.63
JSC "MYKOLAIV" BREWERY "YANTAR" - 320 Yantarna Street - 54050 - Mykolaiv	72.06
OJSC BREWERY ROGAN - 161 Roganskaya str. - 61172 - Kharkiv	67.80
UNITED KINGDOM	
BASS BEERS WORLDWIDE LIMITED - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100
INTERBREW UK LTD - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100

LIST OF MOST IMPORTANT COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

MEXICO	
FEMSA CERVEZA S.A. de C.V. - Ave. Alfonso Reyes 2202 Nte, Colonia Bella Vista, Nuevo Leon - 64442 - Monterrey	30

32. ABBREVIATED NON-CONSOLIDATED ACCOUNTS OF INTERBREW SA AND MANAGEMENT REPORT

The following documents are extracts of the statutory annual accounts of Interbrew SA prepared under Belgian GAAP. The management report of the Board of Directors to the general assembly of shareholders and the annual accounts of Interbrew SA, as well as the auditors' report, will be filed with the National Bank of Belgium within the statutory periods. These documents are available on request from: Interbrew SA, Vaartstraat 94, 3000 Leuven.

Only the consolidated annual financial statements as set forth in the preceding pages present a true and fair view of the financial position and performance of the Interbrew group.

Since Interbrew SA is essentially a holding company, which records its investments at acquisition cost in its non-consolidated financial statements, these statements present no more than a limited view of the financial position. For this reason, the Board of Directors, acting in accordance with article 105 of the company code, deemed it appropriate to publish only an abbreviated version of the non-consolidated financial statements as at and for the year ended December 31, 2003, namely:

- abbreviated balance sheet;
- abbreviated income statement;
- summary of valuation rules;
- state of capital;
- management report.

The statutory auditor's report is "unqualified" and certifies that the non-consolidated financial statements of Interbrew SA for the year ended 31 December 2003 give a true and fair view of the financial position and results of Interbrew SA in accordance with all legal and regulatory dispositions.

ABBREVIATED NON-CONSOLIDATED BALANCE SHEET

Million euro	2003	2002
ASSETS		
Fixed assets		
Intangible	9	8
Tangible	6	4
Financial	4,273	4,273
	4,288	**4,285**
Current assets	**1,310**	**636**
Total assets	**5,598**	**4,921**
LIABILITIES		
Capital and reserves		
Capital	333	333
Share premium	3,215	3,212
Legal reserve	33	33
Reserves not available for distribution	1	1
Tax-exempt reserves	4	4
Reserves available for distribution	260	260
Profit carried forward	927	797
	4,773	**4,640**
Provisions for liabilities and deferred taxes	**6**	**4**
Creditors		
Amounts payable after more than one year	737	113
Amounts payable within one year, accrued charges and deferred income	82	164
	819	**277**
Total liabilities	**5,598**	**4,921**

ABBREVIATED NON-CONSOLIDATED INCOME STATEMENT

Million euro	2003	2002
Operating income	181	180
Operating expenses	(199)	(218)
Operating result	**(18)**	**(38)**
Financial result	291	100
Extraordinary result	-	14
Income taxes	(1)	(1)
Net result for the year available for appropriation	**272**	**75**

SUMMARY OF MOST SIGNIFICANT VALUATION RULES

The Board of Directors made the following decision in accordance with article 28 of the Royal Decree of 30 January 2001 on implementing the company code:

Tangible and intangible fixed assets

The fixed assets are recorded as an asset in the annual accounts at acquisition value, including the additional costs. The percentages and methods used for the amortization are those agreed with the tax authorities. The additional costs are added to the fixed assets they are related to, and are amortized at the same rate.

Financial fixed assets

The participations, without the additional costs, are recorded as an asset in the annual accounts at acquisition value. Corrections are booked where there is permanent deterioration in the value.

Provision for risks and costs

Provisions are recorded at nominal value.

Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction.

Other

The company has capital commitments in favor of affiliates that will redeem when certain conditions are fulfilled.

STATE OF CAPITAL

CAPITAL	Million euro	Million shares
Issued capital		
At the end of the previous year	332.6	431.6
Changes during the year	0.3	0.4
	332.9	**432.0**
Capital representation		
Shares without par value	332.9	432.0
Registered shares	N/A	251.6
Bearer shares	N/A	180.4

COMMITMENTS TO ISSUE SHARES	Million euro	Million shares
Pursuant to subscription rights		
Number of subscription rights outstanding	N/A	13.5
Amount of capital to subscribe	10.4	N/A
Maximum number of corresponding shares to be issued	N/A	13.5

AUTHORISED, UNISSUED CAPITAL	Million euro
	162.9

SHAREHOLDERS' STRUCTURE

The most recent notification of major shareholdings as per 31 December 2002, made under Belgian law and dated 1 February 2003, indicates that three organizations acting in concert hold 282,920,826 ordinary shares of the company as shown below.

		% of voting rights attached to shares
Stichting Interbrew		
Number of shares	275,056,026	63.67 %[1]
Number of subscription rights	0	0 %
	275,056,026	**61.74 %[2]**
Fonds InterbrewBaillet-Latour		
Number of shares	3,370,800	0.78 %[1]
Number of subscription rights	0	0 %
	3,370,800	**0.76 %[2]**
Fonds Voorzitter Verhelst		
Number of shares	4,494,000	1.04 %[1]
Number of subscription rights	0	0 %
	4,494,000	**1.01 %[2]**
Total		
Number of shares	282,920,826	65.49 %[1]
Number of subscription rights	0	0 %
Total	**282,920,826**	**63.51 %[2]**

SHAREHOLDERS' ARRANGEMENTS

Stichting Interbrew is a foundation organized under the laws of the Netherlands. The holders of certificates issued by Stichting Interbrew relating to specific shares are not entitled to require the exchange of their certificates for shares in our company before 30 June 2004. After that date, 12 months' notice is required. However, holders of each class (A, B or C) of certificates may at any time (subject to any applicable lock-up restrictions) freely exchange certificates for shares, provided, inter alia, that the number of outstanding certificates of each class does not fall below 84 million (or 252 million for the three classes taken together).

Stichting Interbrew could only be dissolved if it no longer held any certified shares, or if an 85% majority of the holders of certificates decided for dissolution at a general meeting, following a proposal by the Stichting Interbrew Board of Directors.

Stichting Interbrew has entered into voting agreements with Fonds Interbrew-Baillet Latour and Fonds Voorzitter Verhelst. These agreements provide for consultations between the three bodies before any shareholders' meeting to decide how they will exercise the voting rights attached to the shares they hold.

(1) Calculated on the number of outstanding ordinary shares on 31 December 2003.
(2) Calculated on the number of outstanding ordinary shares and subscription rights on 31 December 2003.

MANAGEMENT REPORT ON THE STATUTORY NON-CONSOLIDATED ANNUAL ACCOUNTS OF INTERBREW SA

The corporate objective of Interbrew SA is to manage and control the companies of the Interbrew group.

COMMENTS ON THE STATUTORY ANNUAL ACCOUNTS

COMMENTS ON THE BALANCE SHEET

Intangible and tangible fixed assets

Intangible assets have increased as a result of the purchase of software for the corporate data warehouse. The increase in tangible assets is due to a rise in assets under construction and capitalization of IT material. Depreciation has therefore risen accordingly when compared to the previous year.

Financial fixed assets

The financial fixed assets are in line with the previous year. The following minor transactions took place during the course of the year:

- Purchase of 17,787 shares in Kamenitza from third parties and the sale of the same shares to IIBV;
- Purchase of 338 shares in Brasserie de Luxembourg Mousel Diekirch from third parties in March;
- Conversion of 10,399 shares in De Wolf Cosijns into 35,461 shares in Immobrew due to the merger between both companies;
- Purchase of 16,46 shares in Immobrew from third parties in March and November.

Receivables due after one year

Other receivables rose by 254m euro as a result of issuing 2 new company loans to Brandbrew.

Receivables due within one year, cash and bank, deferred charges and accrued income

Trade receivables rose by 10m euro due to an increase in the outstanding amounts to be paid by subsidiaries. Other receivables decreased by 464m euro mainly due to the following transactions:

- Repayment of a company loan with Cobrew (440m euro);
- Repayment of a company loan with Interbrew Belgium (2.7m euro);
- Transfer of the Jinling company loan to receivables due after one year (1.4m euro);
- Tax recovery from the years 1997 / 1999 (18m euro).

Regarding cash and bank, the current account with Cobrew amounts to 864m euro mainly as the result of the loan repayment (440m euro) and dividends received from subsidiaries (287m euro). The interest receivable amounts to 10m euro.

Capital and reserves

The net increase in capital and reserves is due to:

- 4 capital increases totaling 0.27m euro increasing the number of outstanding shares to 431,998,182;
- Share premium account increased by 3.2m euro;
- Result of the year;
- Payment of a dividend.

Amounts payable after more than one year

The increase of 624m euro is a result of the private placement of 850m US dollars and the repayment of a 112m euro company loan with Cobrew.

Amounts payable within one year, accrued charges and deferred income

The decrease in amounts payable within one year, accrued charges and deferred income is mainly due to a decrease of our commercial papers of 29m euro, tax to pay for the years 1997/1999 of 18m euro, current account with Cobrew for 34m euro, trade payables for 4m euro, social charges for 9m euro and an increase of interest payable of 12m euro.

COMMENTS ON THE INCOME STATEMENT

The result of the year is a profit after taxes of 272m euro, versus a profit after taxes of 75m euro in 2002. The decrease in operating expenses of 19m euro results mainly from the decrease in consultancy fees relating to acquisitions. The improved financial result relates to the dividends received from affiliated companies of 288m euro in 2003 versus 95m euro in 2002.

SUBSEQUENT EVENTS

We refer to note 30 (Subsequent Events) of the Consolidated Financial Statements.

RESEARCH AND DEVELOPMENT

In 2003 Interbrew SA invested 0.9m euro mainly in the area of market research, compared to 1.7m euro in 2002.

CONFLICTS OF INTERESTS - ARTICLE 523 OF THE COMPANY CODE

Pursuant to the company code, a director having a conflicting interest in a decision of the Board of Directors, is not allowed to attend the discussions and deliberations preceding the board's decision, nor is he allowed to participate in the vote. Moreover, he must inform the auditor of the company about his conflicting interest.

During the year 2003, this procedure did not have to be applied.

INFORMATION ON THE AUDITORS' ASSIGNMENTS AND RELATED FEES

Our statutory auditor is KPMG, represented by Erik Helsen, engagement partner.

Base fees for auditing the annual financial statements of Interbrew and its subsidiaries are determined by the general meeting of shareholders after review and approval by the company's audit committee and Board of Directors. Worldwide audit and other fees for 2003 in relation to services provided by KPMG amounted to 8,454,129 euro (2002: 8,357,000 euro), which was composed of audit services for the annual financial statements of 4,031,108 euro (2002: 3,656,000 euro), audit related services of 3,094,369 euro (2002: 3,198,000 euro), tax services of 192,030 euro (2002: 410,000 euro) and other services of 1,136,622 euro (2002: 1,093,000 euro). Audit related services were mainly for financial due diligence work assisting Interbrew in acquiring or disposing of subsidiaries.

DISCHARGE OF THE DIRECTORS AND THE AUDITOR

We recommend the approval of the financial statements as presented to you and, by special vote, the discharge of the directors and the auditor in respect of the execution of their mandate during the past fiscal year.

APPROPRIATION OF RESULTS

We propose to pay a gross dividend of 0.36 euro per share, or a total dividend distribution of 156m euro.

If approved, the net dividend of 0.27 euro per share will be payable as of 28 April 2004 against delivery of coupon number 4, attached to the company's new bearer shares or a net dividend of 0.306 euro per share when "VVPR strip" number 4 is additionally attached.

2 March 2004.

KPMG

Reviseurs d'Entreprises

Independent auditor's report

To the Board of Directors and the Shareholders of Interbrew NV

We have audited the accompanying consolidated balance sheets of Interbrew NV and its subsidiaries (the 'Group') as of December 31, 2003 and 2002, and the related consolidated income statements, statements of recognised gains and losses and cash flows statements for the years then ended. These consolidated financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audits.

Unqualified audit opinion on the consolidated financial statements

We conducted our audits in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as of December 31, 2003 and 2002, and of the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards (formerly named International Accounting Standards) as adopted by the International Accounting Standards Board.

Avenue du Bourget 40
1130 Bruxelles
Belgique
Tel.: + 32 2 708 43 00
Fax: + 32 2 708 43 99

Bollebergen 2B - bus 13
9052 Gent
Belgique
Tel.: + 32 9 241 88 00
Fax: + 32 9 241 88 99

Avenue Einstein, 2A
1348 Louvain-la-Neuve
Belgique
Tel.: + 32 10 81 54 88
Fax: + 32 10 81 54 89

La liste des associés peut être consultée aux sièges

Spoorweglaan 3
2610 Antwerpen (Wilrijk)
Belgique
Tel. + 32 3 821 17 00
Fax: + 32 3 825 20 25

Ilgatlaan 7
3500 Hasselt
Belgique
Tel.: + 32 11 28 66 10
Fax: + 32 11 28 66 19

Clos Chanmurly 13
4000 Liège
Belgique
Tel.: + 32 4 225 53 11
Fax: + 32 4 225 53 99

SCRL
RSC: Bruxelles 4141
TVA: BE 419.122.548

KPMG

Additional information

The following additional information is provided in order to complete the audit report but does not alter our audit opinion on the consolidated financial statements:

- the consolidated Board of Directors' report contains the information required by law and is in accordance with the consolidated financial statements;
- as indicated in note 1(A), the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (formerly named International Accounting Standards) as adopted by the International Accounting Standards Board, in agreement with the derogation granted by the "Commissie voor het Bank-, Financie- en Assurantiewezen/Commission Bancaire, Financière et des Assurances" on December 19, 2000. The regulations of the Seventh EU Directive have been substantially complied with.

Leuven, 2 March 2004

Klynveld Peat Marwick Goerdeler Reviseurs d'Entreprises
Statutory auditor

represented by

E. Helsen

Information to our shareholders

EARNINGS, DIVIDENDS, SHARE AND SHARE PRICE

Euro per share unless stated otherwise	2003	2002	2001	2000	Non IAS 1999
Cash flow from operations	2.66	2.42	2.45	2.60	1.62
Earnings per share before goodwill and restructuring[1]	1.45	1.51	1.44	1.04	0.82
Dividend[1]	0.36	0.33	0.29	0.21	0.18
Share price high	23.2	34.5	37.5	38.1	N/A
Share price low	15.0	19.1	25.5	34.0	N/A
Year-end share price	21.2	22.5	30.75	37.12	N/A
Weighted average number of ordinary shares (million shares)	432	431	429	335	323
Fully diluted weighted average number of ordinary shares (million shares)	434	435	434	343	332
Volume of shares traded (million shares)	124	113	119	30	N/A

SHAREHOLDERS

As at 31 December 2003	Million shares	% of capital
Stichting Interbrew	275.0	63.67
Fonds Interbrew-Baillet Latour	3.4	0.78
Fonds Voorzitter Verhelst	4.5	1.04
Market	149.1	34.51
	432.0	**100.0**

INTERBREW SHARE PRICE EVOLUTION COMPARED TO DOW JONES EURO STOXX 50



40
35
30
25
20
15
10
H2 2000
H1 2001
H2 2001
H1 2002
H2 2002
H1 2003
H2 2003
H1 2004
Interbew
DJ Euro Stoxx 50

[1] Adjusted for stock splits

FINANCIAL CALENDAR

Publication of 2003 results	3 March 2004
Annual report	30 March 2004 on www.interbrew.com
	12 April 2004 in printed version
General shareholders meeting	27 April 2004
Dividend payable	28 April 2004
Publication of half year results	9 September 2004
Publication of 9 month trading update	26 October 2004
Publication of 2004 results	2 March 2005

INVESTOR RELATIONS CONTACT

Patrick Verelst
Vice President Investor Relations
Vaartstraat 94
3000 Leuven
Belgium
Tel: +32-16-31-55-41
E-mail: Patrick.verelst@interbrew.com

Glossary

Aggregated weighted tax rate
Calculated by applying the statutory tax rate of each country on the profit before tax and any extraordinary items of each entity and by dividing the resulting tax charge by the total profit before tax and extraordinary items of the company.

Cash interest coverage
EBITDA minus gross capex, divided by net interest expenses.

Debt equity ratio
Net debt divided by capital and reserves.

Diluted EPS before goodwill and restructuring
Net profit from ordinary activities excluding restructuring charges (if applicable), plus amortization of goodwill, divided by the fully diluted weighted average number of ordinary shares.

EBIT
Profit from operations.

EBITDA
Profit from operations plus depreciation and amortization.

EPS before goodwill and restructuring
Net profit from ordinary activities excluding restructuring charges (if applicable), plus amortization of goodwill, divided by the weighted average number of ordinary shares.

Fully diluted weighted average number of ordinary shares
Weighted average number of ordinary shares, adjusted by the effect of share options on issue.

Net Capex
Acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale.

Net debt
Non-current and current interest-bearing loans and borrowings and bank overdrafts, minus debt securities and cash.

Net turnover
Turnover less excise taxes and discounts.

Pay out ratio
Gross dividend per share multiplied by the number of outstanding ordinary shares at year-end, divided by net profit from ordinary activities (excluding the net after tax impact of restructuring charges).

Return on invested capital (ROIC)
Net operating profit after tax, plus income from associates and dividend income from non consolidated companies, divided by the invested capital, prorated for acquisitions done during the year.

Weighted average number of ordinary shares
Number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor.

Contact details

HEADQUARTERS

Grand'Place 1
1000 Brussels
Belgium
Tel: + 32-2 504 96 60
www.interbrew.com

ASIA PACIFIC ZONE

President: Patrice J. Thys
Tel : + 852-2878 3804

AUSTRALIA
Interbrew Export & Licenses - Oceania Representative Office
Ben Cheng
Suite D, Level 4
140 William Street
East Sydney NSW, 2011
Tel : + 61-2 9361 5266
Fax : + 61-2 9361 5633

CHINA
Interbrew Management (Shanghai) Co., Ltd.
Dirk Moens
1115-1120 One Corporate Avenue
222 Hu Bin Road
Shanghai 200021
P.R. China
Tel : + 86-21 5382 7878
Fax : + 86-21 5382 9677

SINGAPORE
Interbrew Export & Licenses - Asia Pacific Representative Office
Ben Cheng
International Building # 11-01
360 Orchard Road
Singapore 238869
Tel : + 65-6738 17 42
Fax : + 65-6737 59 75

SOUTH-KOREA
Oriental Brewery Co., Ltd.
Michael Glover
Hanwon Bldg 8F
#1449-12, Seocho-Dong
Seocho-ku, Seoul, 137-070
Tel : + 82-2 2149 5006
Fax : + 82-2 2149 5380

CANADA ZONE

President: Stewart Gilliland
Tel : + 1-416 361 5050

CANADA
Labatt Breweries of Canada
Stewart Gilliland
Labatt House,
Queen's Quay Terminal
207 Queen's Quay West,
Suite 299
P.O. Box 133
Toronto, Ontario M5J 1A7
Tel : + 1-416 361 5050
Fax : + 1-416 361 5200

US-LATIN AMERICA ZONE

President: Stéfan Descheemaeker
Tel : + 1-203 351 1100

CUBA
Cervecería Bucanero S.A.
Gerry Burke
49 No. 2817, esq. a 49A
Reparto Kohly, Playa
La Habana
Tel : + 53-7 204 8557
Fax : + 53-7 204 8586

MEXICO
Femsa Cerveza S.A. de C.V.
José Martinez Robles
Avenida Alfonso Reyes
2202 Nte, Monterrey,
Nuevo León
6442 México
Tel : + 52-8 328 5430
Fax : + 52-8 328 5454

UNITED STATES OF AMERICA
Labatt USA
Simon Thorpe
101 Merritt 7, P.O. Box 5075
Norwalk, Connecticut,
06856-5075
Tel : + 1-203 750 6600
Fax : + 1-203 750 6699

Beck's North America
Tom Cardella
1 Station Place/Metro Center
(4th Floor)
Stamford, CT 06902
Tel : + 1-203 388 2325
Fax : + 1-203 388 2400

Contact details

EUROPE ZONE

President: Jerry Fowden
Tel : + 32-16 24 71 11

■ **REGIONAL PRESIDENT BENEFRALUX**
Alain Beyens
Tel : + 32-16 24 71 11

BELGIUM
S.A. Interbrew Belgium N.V.
Alain Beyens
Vaartkom 31
3000 Leuven
Tel : + 32-16 24 71 11
Fax : + 32-16 24 74 07

FRANCE
Interbrew France S.A.S.
Phillip Vandervoort
Av. Pierre-Brossolette 14, B.P. 9
59426 Armentières Cedex
Tel : + 33-3 2048.30.30
Fax : + 33-3 2048.31.97

LUXEMBURG
Brasserie de Luxembourg Mousel Diekirch S.A.
Yves Busschot
Rue de la Brasserie 1
9214 Diekirch
Tel : + 352-80 21 31-1
Fax : + 352-80 39 23

THE NETHERLANDS
Interbrew Nederland N.V.
Steve Kitching
Ceresstraat 1
4811 Breda CA
Tel : + 31-76 525 2424
Fax : + 31-76 525 2505

■ **REGIONAL PRESIDENT UK-IRELAND**
Steve Cahillane
Tel : + 44-1582 39 11 66

UNITED KINGDOM
Interbrew UK Ltd.
Steve Cahillane
Porter Tun House
500 Capability Green Luton
Bedfordshire LU1 3LS
Tel : + 44-1582 39 11 66
Fax : + 44-1582 39 73 97

■ **REGIONAL PRESIDENT GERMANY**
Michael Beck
Tel : + 49-421 5094 0

GERMANY
Interbrew Deutschland
Michael Beck
Am Deich 18/19
28199 Bremen
Tel : + 49-421 5094 0
Fax : + 49-421 5094 667

■ **SENIOR VP GLOBAL EXPORTS - ITALY**
Tony Desmet
Tel : + 49-421 5094 4226

ITALY
Interbrew Italia S.r.l.
Stanislas Gokelaere
Piazza Buffoni 3
21013 Gallarate (Varese)
Tel : + 39-0331 268411
Fax : + 39-0331 268505

SPAIN
Interbrew Spain
Tony Desmet
Fructuos Gelabert, 2-4, 8° 2a
Edificio Conata I
08970 Sant Joan Despi,
Barcelona
Tel : + 34-93 480 8320
Fax : + 34-93 477 1540

■ **REGIONAL PRESIDENT CENTRAL EUROPE**
Jaak De Witte
Tel : + 32-16 24 71 11

BOSNIA-HERZEGOVINA
Uniline d.o.o.
Jean Stevenart
Obala Kulina Bana 1
71000 Sarajevo
Tel : + 387-39 661 670
Fax : + 387-39 662 700

BULGARIA
Kamenitza AD
Andreas Seemuller
1 Business Park Sofia
Building 3, 1st Floor, office 103
Mladost 4
1715 Sofia
Tel : + 359-2 974 03 84
Fax : + 359-2 974 03 85

CROATIA
Zagrebacka Pivovara d.d.
Renato Juric
Ilica 224
10000 Zagreb
Tel : + 385-1 39 00 199
Fax : + 385-1 37 74 639

CZECH REPUBLIC
Pivovary Staropramen a.s.
Vincent Lefère
Nádrazní 84
150 54 Praha 5
Tel : + 420-2571 91 111
Fax : + 420-2571 91 288

HUNGARY
Borsodi Sörgyar Rt.
Gyula Bognár
Rákóczi u. 81
3574 Böcs
Tel : + 36-46 318 133
Fax : + 36-46 318 129

ROMANIA
Interbrew Romania S.A.
Mihai Albu
20, Siriului St., 014354
Sector 1, Bucharest
Tel : + 40-21 208 0200
Fax : + 40-21 208 02 10

SERBIA & MONTENEGRO
IPS Trebjesa A.D.
Aleksandar Tomic
Njegoseva 18
81400 Niksic/Montenegro
Tel : + 381-83 242 433
Fax : + 381-83 243 866

SLOVAKIA
Staropramen-Slovakia s.r.o.
Vincent Lefère
Kosická 52
82108 Bratislava
Tel : + 421-2 555 74 772
Fax : + 421-2 555 74 976

SLOVENIA
Pivovarna Union d.d.
Jaak De Witte
Pivovarniska ul. 2
1000 Ljubljana
Tel : + 386-1 471 7217
Fax : + 386-1 471 72 55

■ **REGIONAL PRESIDENT RUSSIA-UKRAINE**
Joseph Strella
Tel : + 7-095 960 23 60

RUSSIA
SUN Interbrew
Joseph Strella
Vorontsovsky Park 6
117630 Moscow
Tel : + 7-095 960 23 60
Fax : + 7-095 960 23 62

UKRAINE
SUN Interbrew Ukraine
Lyudmila Nakonechnaya
87, Bozhenko Str.
Kiev, 03150
Tel : + 380-44 201 4000
Fax : + 380-44 201 4009